4

Follow-Up... Materials

06013125

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yamaha Corp.

*CURRENT ADDRESS

PROCESSED
MAY 09 2006 E
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34717 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/4/06

Exhibit 1

82-34717

YAMAHA CORPORATION

RECEIVED

2006 MAY -4 A 10:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Flash Report

Consolidated Basis

Results for the fiscal year ended March 31, 2006

April 28, 2006

ARIS 3-31-06

Company name:	YAMAHA CORPORATION (URL http://www.global.yamaha.com/ir/report/)
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Shuji Ito, President and Representative Director
For further information, please contact:	Fumio Umeda, Accounting and Finance Manager
Telephone:	+81 53 460 2141
Date of the meeting of the Board of Directors:	April 28, 2006
Stock listing:	Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR FY MARCH 2006 (April 1, 2005–March 31, 2006)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
FY March 2006 (Ended March 31, 2006)	¥534,084	0.0%	¥24,135	(32.4)%	¥35,244	(14.7)%
FY March 2005 (Ended March 31, 2005)	¥534,079	(1.0)%	¥35,695	(20.8)%	¥41,302	(19.1)%

	Net income		Net income per share	Net income per share after full dilution	Return on equity	Ratio of recurring profit to total assets	Ratio of recurring profit to sales
	Millions of yen	% change from the previous fiscal year	Yen	Yen	%	%	%
FY March 2006 (Ended March 31, 2006)	¥28,123	42.8%	¥136.04	¥135.92	9.5%	6.9%	6.6%
FY March 2005 (Ended March 31, 2005)	¥19,697	(54.8)%	¥ 95.06	¥ 93.88	7.4%	8.1%	7.7%

Notes: 1. Equity in net income of affiliates:
FY March 2006 ended March 31, 2006: ¥14,838 million
FY March 2005 ended March 31, 2005: ¥9,110 million
2. Average number of outstanding shares during the year (consolidated):
FY March 2006 ended March 31, 2006: 206,139,708 shares
FY March 2005 ended March 31, 2005: 206,151,010 shares
3. Changes in methods of accounting: NO

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY March 2006 (As of March 31, 2006)	¥519,977	¥316,005	60.8%	¥1,532.62
FY March 2005 (As of March 31, 2005)	¥505,577	¥275,200	54.4%	¥1,334.51

Note: Number of outstanding shares at the end of the year (consolidated):
FY March 2006 as of March 31, 2006: 206,133,724 shares
FY March 2005 as of March 31, 2005: 206,144,016 shares

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY March 2006 (Ended March 31, 2006)	¥25,510	¥(18,104)	¥(25,834)	¥35,434
FY March 2005 (Ended March 31, 2005)	¥39,588	¥(12,896)	¥ (8,306)	¥50,393

(4) Matters Related to Consolidated Companies and Companies Accounted for Using the Equity Method

Number of consolidated subsidiaries: 93
Number of non-consolidated subsidiaries accounted for using the equity method: 0
Number of affiliates accounted for using the equity method: 3

(5) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method

Consolidated companies:
- Number of companies newly consolidated: 8
- Number of companies removed from consolidation: 1

Equity method:
- Number of companies newly accounted for using the equity method: 1
- Number of companies removed from the equity method: 0

2. FORECASTS OF RESULTS FOR FY MARCH 2007 (April 1, 2006–March 31, 2007)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY March 2007 interim period	¥265,000	¥17,000	¥14,000
FY March 2007	¥546,000	¥35,000	¥28,000

Reference: Net income per share for the fiscal year is forecast to be ¥135.83 on a consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for FY March 2007" under "OPERATING RESULTS AND FINANCIAL CONDITION."

(References)

1. THE YAMAHA GROUP

The YAMAHA Group consists of YAMAHA CORPORATION in Japan, 106 subsidiaries, and 15 affiliated companies and is involved in a wide range of businesses, including musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation, and other fields.

Our main products, services and major subsidiaries and affiliated companies, as well as their positioning, are as shown below. Furthermore, business divisions are the same as business segments.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English schools, Content distribution, and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 10 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europe G.m.b.H. Yamaha Music Central Europe G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T. Yamaha Music Manufacturing Asia Yamaha Music & Electronics (China) Co., Ltd. Tianjin Yamaha Electronic Musical Instruments, Inc. Hangzhou Yamaha Musical Instruments Co., Ltd.
AV/IT	Audio products and IT equipment	Yamaha Electronics Marketing Corporation Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing Malaysia Sdn. Bhd. Yamaha Music & Electronics (China) Co., Ltd.
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Lifestyle-related products	System kitchens, Bathrooms, Washstands	Yamaha Livingtec Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts, and Sports facilities	Kiroro Associates Co., Ltd. and 5 others
Others	Golf products, Automobile interior wood components, FA equipment, and Metallic molds and components	Yamaha Fine Technologies Co., Ltd.

Principal consolidation subsidiaries are recorded separately for each area of business in which they are engaged.

2. MANAGEMENT POLICY

(1) Basic Management Policy

YAMAHA CORPORATION aims to sustain its growth as a company that draws on its accumulated technologies and know-how in its core field of music and sound as it works together with people throughout the world to enrich culture and create ***Kando****. To this end, the Company will expedite decision-making processes, work to create technological innovation, strengthen its capabilities for responding to rapidly changing markets, and meet customer needs through the development and provision of superior-quality products and services. In addition, YAMAHA will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a strong competitive position in the global marketplace. Furthermore, the Company is seeking to increase the transparency of its management, make certain that it can realize solid business performance, and accumulate and distribute earnings appropriately to ensure that it can meet the expectations of shareholders and investors. At the same time, the Company strives to act in accordance with the responsibilities of an exemplary corporate citizen by giving due consideration to safety and environmental protection and promoting its own rigorous compliance with relevant laws and regulations.

****Kando*** is a Japanese word meaning the inspiration of hearts and minds.

(2) Basic Dividend Policy

The Company's basic dividend policy is to pay stable dividends, taking into consideration the increase in the consolidated return on shareholders' equity, based on the level of consolidated net income in the medium term, and set aside an appropriate amount of retained earnings to strengthen the Company's management base, including investment in R&D and rationalization.

Following the implementation of Japan's Company Act, YAMAHA is scheduled to make no changes in its schedule for payment of cash dividends and will continue to pay dividends on a semiannual basis as previously, with the end of the interim period and the end of the fiscal year as the base dates.

(3) Goals and Management Targets

YAMAHA's new medium-term management plan (covering the three fiscal years through FY March 2007) calls for the Company to, by fiscal 2007, attain the following consolidated performance figures: net sales of ¥590.0 billion, operating income of ¥50.0 billion, recurring profit of ¥52.0 billion, and net income of ¥34.0 billion. In addition, the plan aims to boost return on equity to 10% and effectively eliminate interest-bearing debt.

(4) Medium-to-Long-Term Management Strategies and Issues to be Faced

YAMAHA's new YSD50 medium-term management plan (YSD is an abbreviation of the slogan "YAMAHA Sustainable Development," while 50 symbolizes the Company's goal of boosting annual operating income to ¥50 billion and eliminating interest-bearing debt) calls for the Company to generate a stable, high level of profit and create a management structure that makes sustainable growth possible. To achieve these objectives, the Company is implementing the following initiatives:

1. Achieving Sustainable Development and Stable, High Earnings

The profitability of all businesses is to be strengthened, and a large expected increase in the profitability of musical instrument business will enable the entire YAMAHA Group to build a high-earnings structure.

•Musical Instruments

In the musical instruments segment, YAMAHA will implement measures to promote growth that will include reducing fixed costs by realigning its production bases and reforming its operation processes, expanding sales of high-value-added products, structuring a marketing network in the Chinese market and the market for professional audio equipment, and working to revitalize the domestic market. In its content distribution business, the Company will work to create new business opportunities, including content distribution using its own original portal site.

•AV/IT

In the AV/IT segment, YAMAHA will continue strengthening its home theater business and expanding its router solution business with aim of meeting the needs of enterprises and SOHO customers. The Company will also pursue a growth strategy, including the establishment of a new business unit to provide telephone and TV conference systems and other products and services.

•Electronic Equipment and Metal Products

In the electronic equipment business, the Company will work to secure profits from its LSI sound chips for use in mobile phone business by increasing the value added of these devices and to expand its activities outside the domain of LSI sound chips. Regarding electronic metals, the Company is establishing a profitable base through continued reforms in production and expanding of its copper connector and processed materials businesses.

•Lifestyle-Related Products

In the lifestyle-related products segment, the Company will work to increase profitability by (1) further improving the attractiveness and marketability of its products, especially system kitchens and system baths, (2) lowering manufacturing costs, (3) expanding its initiatives to include not only the market for new houses but also the market for refurbishing existing houses.

•Recreation

In the recreation segment, YAMAHA is pursuing marketing activities that emphasize the attractive features of each of its facilities and upgrading quality, while placing strong emphasis on safety and taking steps to reach the breakeven point at an early date.

•Other

In the golf business, YAMAHA is establishing its brand awareness through the establishment of the "inpres™" series of golf clubs. In factory automation (FA) and metallic molds and components business, the Company is moving forward with development of FA products for the IT and automobile industries, lowering its break-even point in the metallic molds and components business, and developing magnesium parts operations in new fields. In automobile interior wood components business, the Company is taking steps to improve its capabilities for product development, manufacturing, supply, and customer services.

•Companywide Management Policy

Companywide cost-cutting measures include manufacturing reforms, such as lowering procurement costs, reducing production losses. Other reforms in progress include restructuring our basic information systems, improving our business processes by strengthening supply chain management (SCM) systems, and rationalization through the Companywide use of IT.

2. Creating and Developing Innovative, High-Quality Products and Businesses

In each of its businesses, YAMAHA will emphasize efforts focused on the medium- to high-priced segments of the relevant markets, thereby promoting its superior brand positioning and simultaneously developing additional demand through the concerted use of its capabilities to create and market innovative products.

3. Emphasizing Corporate Social Responsibility (CSR)

Aiming to ensure that its corporate value and brand value can be expanded and developed on a sustained basis, YAMAHA is determined to fulfill its responsibilities from a business aspect and to the natural environment and society. At the same time, the Company is adjusting its management systems with an eye to promoting continual improvement in its fulfillment of those responsibilities.

(5) Items Pertaining to the Parent Company

None applicable

(6) Other Important Matters Related to Management

The lawsuit described below was brought against YAMAHA CORPORATION OF AMERICA, the U.S. consolidated subsidiary of Yamaha Corporation, in the U.S. Florida Southern Regional Court on November 29, 2005 (with a formal suit filed on January 23, 2006) by ACE PRO SOUND AND RECORDING, L.L.C.

1. Name, location, and representative of the consolidated subsidiary (defendant)

Name:	YAMAHA CORPORATION OF AMERICA (hereinafter, YCA) (Lines of business: Sales, etc., of musical instruments and audio equipment)
Location:	California, United States of America
Representative:	Yoshihiro Doi, President

2. Date of the lawsuit

November 29, 2005

3. Name, location, and representative of the party bringing the lawsuit (plaintiff)

Name:	ACE PRO SOUND AND RECORDING, L.L.C. (Lines of business: Retail sales of musical instruments and audio equipment)
Location:	Florida, United States of America
Representative:	Not named in the lawsuit filed

4. Content of the lawsuit and amount of damages claimed

The plaintiff claims that YCA and the six other sellers of musical instruments and audio equipment (a total of seven companies) had transactions with a leading U.S. retailer of musical instruments and audio equipment and that the representative of said retailer gave notice that if the seven companies sold any products whatsoever to the plaintiff, all transactions would be suspended; therefore, the plaintiff alleges that the seven companies suspended transactions with the plaintiff, and the actions of the said retailer and the representatives of said retailer constitute a refusal of transactions with said retailer and is a monopoly action. In addition, the plaintiff claims that a sales contract exists between YCA and the plaintiff, and claims that YCA's action represents a violation of this contract. Accordingly, the plaintiff has filed a lawsuit. The details of the lawsuit are as follows.

The plaintiff has requested payment of triple damages amounting to a cumulative $45 million on the part of YCA and YCA's co-defendants for refusal to make sales of products as provided for under Article 1 of the Sherman Act. In addition, the plaintiff has requested reimbursement for damages amounting to $15 million, as provided for under the Anti-Dumping Act, owing to the effective sale of products to other retailers at prices lower than market price. The plaintiff has also requested $15 million in damages and $100 million in punitive damages based on the provisions of the Florida Deceptive and Unfair Trade Practices Act. In addition, the plaintiff alleges that YCA and its co-defendants acted in conspiracy and therefore requests further damages of $15 million and further punitive damages of $100 million under the provisions of Article 1 of the Sherman Anti-Trust Act, the Anti-Dumping Act, and the Florida Deceptive and Unfair Trade Practices Act. Moreover, on the grounds that YCA violated its contract with the plaintiff, the plaintiff is also asking YCA to pay for damages of $15 million. Also, as a representative of the U.S. musical instrument retailers in a class action suit, the plaintiff is requesting triple damages from YCA and its co-defendants amounting to $1 billion based on the provisions of Article 1 and Article 2 of the Sherman Act because of the actions of defendants in refusing transactions jointly and therefore committing monopoly acts.

5. Outlook for the lawsuit proceedings

Regarding this matter, YCA is investigating the factual accuracy of the claims made in the lawsuit but does not think that a sales contract existed between YCA and the plaintiff. Accordingly, it is YCA's opinion that the plaintiff's claims that transactions were refused or that monopoly action took place are based on a misunderstanding of the facts on the part of the plaintiff.

Moreover, the judgment of YCA is that the basis for calculating the requests for damages made by the plaintiff are unclear and that there is no reason for the payment of the damages requested by the plaintiff. Going forward, YCA intends to argue the accuracy of its views in court.

3. OPERATING RESULTS AND FINANCIAL CONDITION

(1) Operating Results

1. Overview of FY March 2006

In FY March 2006, the performance of the Japanese economy was supported by robust trends in the corporate sector, progress toward improvement in employment conditions, and firmness in personal consumption, private capital investment, and exports. Overseas, economic expansion continued in the United States, China, and other countries in Asia, while the European economies remained on a steady trend toward recovery. Amid these conditions, YAMAHA implemented a number of policies for attaining the goals of its YAMAHA Sustainable Development 50 (YSD50) medium-term business plan.

These policies included opening music schools and retail shops based on concepts suited to customer lifestyles to stimulate the vitality of the domestic market for musical instruments. In addition, in China, the Company entered the music school business and enacted policies to improve the operating environment for developing the market in the country.

Among its reforms in manufacturing, the Company decided to gradually concentrate its domestic piano production in the Kakegawa Plant with a target date of 2011. Objectives of this realignment will be to improve productivity and facilitate the inter-generational transfer of manufacturing techniques and skills. Regarding operational and business structural reforms, the Company is continuing on to structure supply chain management (SCM) systems, simplify and improve the efficiency of its Administration divisions, and realign unprofitable businesses.

Sales increased in the musical instruments and lifestyle-related segment; however, a marked decline was reported in the electronic equipment and metal products segment.

Given these factors, consolidated net sales were almost the same as in the previous fiscal year, to ¥534.1 billion. Of this total, domestic sales declined 5.7%, to ¥295.2 billion; however, overseas sales posted a gain of 8.0%, to ¥238.9 billion.

Regarding profitability, consolidated operating income decreased 32.4%, to ¥24.1 billion, and recurring profit fell 14.7%, to ¥35.2 billion, mainly as a result of a decline in sales and profit margins in the semiconductor business. However, net income expanded 42.8%, to ¥28.1 billion, because of the absence of extraordinary items reported in the previous year (principally the reporting of losses from the early application of impaired asset accounting for fixed assets and a gain from the return of the past substitutional portion of the employee benefit fund managed on behalf of the government).

Results for each of the business segments were as follows.

•Musical Instruments

In the musical instruments segment, sales increased as a result of strong performances in overseas markets. Although the downtrend in total demand for pianos in the domestic market continued, overseas, the markets for pianos, principally in North America were firm, and, as a result, total sales of pianos increased. In the electronic instruments segment, demand for the Electone™ "STAGEA™" peaked out and declined substantially, but sales of digital keyboards and synthesizers rose. Sales of professional audio equipment expanded substantially, principally owing to robust performances in overseas markets, especially in North America. In the wind, string, and percussion instruments business segment, sales of wind instruments increased, supported by higher sales in North America, Japan, and the rest of Asia.

In the music school and English-language school businesses, revenues from music schools expanded as the Company actively increased the number of "Unistyle™" schools designed for suburban areas and urban-style "Core 100™" schools specializing in teaching adults and as efforts were focused on activities to expand the number of students. Revenues from English-language schools also increased steadily.

Sales of content distribution services grew along with the expansion of this business in the domestic market.

Regarding profitability, although sales of the musical instrument business rose, operating income was virtually unchanged because of higher selling and administrative expenses.

As a result of the previously mentioned factors, sales rose 3.8%, to ¥314.1 billion, but operating income edged downward 0.4%, to ¥14.1 billion.

•AV/IT

In the audio business, the Company's new product, Digital Sound Projector™ "YSP" series was a hit with customers, but overall sales in this business declined because of lackluster conditions in the home theater market and other factors. In the IT equipment business, sales fell, as a result of more-intense competition and further declines in unit prices in the market for small and medium-sized enterprise routers.

As a result, segment sales slipped 2.3%, to ¥75.9 billion, and operating income decreased 42.1%, to ¥2.1 billion.

•Electronic Equipment and Metal Products

In the electronic equipment business, sales of semiconductors posted a major decline because of the drop in demand for LSI sound chips for mobile phones and the decrease in unit prices. However, sales of electronic metal products increased.

Regarding profitability, operating income posted a marked decline because of the decrease in sales of semiconductors and the drop in profit margins.

As a consequence of these factors, segment sales were down 18.7%, to ¥56.2 billion, and operating income fell 60.3%, to ¥7.9 billion.

•Lifestyle-Related Products

In the lifestyle-related products segment, the Company expanded the number of showrooms for its products and worked to improve its customer-drawing power, while strengthening its home refurbishment business activities. Sales of system kitchens featuring artificial marble countertops showed strong expansion. Moreover, the Company moved forward with efforts to increase profitability by lowering manufacturing costs and cutting fixed costs.

Consequently, segment sales grew 5.5%, to ¥45.2 billion, and operating income rose to ¥1.2 billion, compared with an operating loss of ¥24 million in the previous fiscal year.

•Recreation

Sales in the recreation segment showed a decline despite a steady rise in lodging revenues, because of decreases in revenues from wedding-related and certain other activities. However, profitability improved as a consequence of lower depreciation and selling and administrative expenses.

Accordingly, segment sales decreased 1.5%, to ¥18.0 billion; the operating loss shrank to ¥1.8 billion compared with an operating loss of ¥2.3 billion in the previous fiscal year.

•Others

Golf product sales were firm in Japan and overseas as a result of the introduction of new golf clubs that meet rules restricting club kickback effect, thus leading to a rise in total golf-related sales. Other developments contributing to overall growth in sales were improved revenues from the factory automation (FA) business as well as a recovery in orders of magnesium parts in the metallic mold and components business. In the automobile interior wood components business, sales of existing models fell, but sales of new models posted steady increases, leading to an overall increase in this business area.

As a result, sales in this segment were up 4.7%, to ¥24.7 billion, and operating income jumped 246.5%, to ¥0.6 billion.

•Sales by Geographical Area

In Japan, sales declined 6.4%, to ¥306.8 billion, and operating income declined 53.6%, to ¥11.9 billion. Sales in North America were up 10.4%, to ¥94.3 billion, but operating income dropped 12.6%, to ¥3.7 billion. In Europe, sales posted a gain of 2.7%, to ¥85.6 billion, but operating income was down 12.5%, to ¥3.4 billion. Sales in Asia, Oceania, and other areas jumped 26.6%, to ¥47.4 billion, and operating income rose 19.6%, to ¥4.5 billion.

(2) Forecast for FY March 2007

The outlook for the current fiscal year is as follows:

FY March 2007 will be the final year of the YSD50 medium-term management plan that was inaugurated in April 2004. Although the initial target of ¥50 billion in operating income will not be attained, YAMAHA will adhere closely to the framework of the plan and make concentrated initiatives to implement policies that will attain the goals of the plan.

In the musical instruments segment, the Company is forecasting increases in sales and profits through the introduction of a broader line of higher-value-added products in the audio equipment and other fields in Japan and overseas.

In the AV/IT segment, in view of the difficulties in the operating environment and other factors, YAMAHA is forecasting sales at about the same level as in the previous fiscal year, but operating income is forecast to decline.

In the electronic equipment and electronic metal products segment, YAMAHA is forecasting declines in sales and profits as a result of the continuing drop in prices of LSI sound chips for mobile phones.

In the lifestyle-related segment, the Company is forecasting a decline in sales along with more intense competition, but expects an improvement in profits through the implementation of cost-cutting and other measures.

In the recreation segment, as YAMAHA makes headway in implementing policies formulated especially for each of its resort facilities, the Company is forecasting a reduction in the operating loss.

As a consequence, YAMAHA forecasts a 2.2% rise in sales, to ¥54.6 billion, a 0.7% decrease in recurring profit, to ¥35.0 billion, and a decrease in net income of 0.4%, to ¥28.0 billion.

4. FINANCIAL POSITION

(1) FY March 2006 Cash Flows

1. Overview of FY March 2006

In FY March 2006, YAMAHA recorded a net decrease in cash and cash equivalents of ¥16.6 billion, compared with a net increase of ¥19.5 billion in the previous year. Thus, cash and cash equivalents at the end of the period totaled ¥35.4 billion at the end of the term.

•Cash Flows from Operating Activities

Income before income taxes and minority interests was ¥35.8 billion, compared with ¥33.5 billion in the previous term. Net cash provided by operating activities totaled ¥25.5 billion, compared with ¥39.6 billion in the previous fiscal year, owing in part to an increase in corporate income taxes.

•Cash Flows from Investment Activities

Net cash used in investment activities totaled ¥18.1 billion as a result of capital investment and other expenditures. Net cash used in investment activities was ¥12.9 billion in the previous term.

•Cash Flows from Financing Activities

Net cash used in financing activities totaled ¥25.8 billion and consisted mainly of repayments of long-term debt. Net cash used in financing activities came to ¥8.3 billion in FY March 2005.

•Trends in Cash-Flow Indicators

	FY March 2002	FY March 2003	FY March 2004	FY March 2005	**FY March 2006**
Equity ratio	39.6%	41.8%	51.1%	55.4%	**60.8%**
Equity ratio based on current market price	36.9%	53.7%	78.8%	63.1%	**82.5%**
Debt redemption period	3.3 years	2.8 years	0.9 year	1.2 years	**1.2 years**
Interest coverage ratio	9.9 times	16.0 times	36.9 times	38.7 times	**23.5 times**

(Calculation Methods)
Equity ratio (%) = total shareholders' equity ÷ total assets
Equity ratio based on current market prices (%) = total market value of common stock ÷ total assets
Debt redemption period (years) = interest-bearing debt ÷ net cash provided by operating activities
Interest coverage ratio (times) = net cash provided by operating activities ÷ interest payments

Notes: 1. All indicators are calculated based on consolidated financial figures.
2. Interest-bearing debt includes all balance-sheet debt for which interest payments are being made.
3. Figures for net cash provided by operating activities and interest payments are those from the consolidated statements of cash flows.

(2) Financial Outlook for FY March 2007

In FY March 2007, YAMAHA believes cash flow provided by operating activities will increase over FY March 2006. For cash flow used in investing activities, the Company is scheduled to make capital investments exceeding depreciation.

Cautionary Statement with Respect to Forward-Looking Statements

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

5. TYPES OF BUSINESS RISK

Among the matters covered in this Flash Report, items that may have a material impact on the decisions of investors include those listed and described below. In addition, information related to future events as related in the text are based on judgments made by the YAMAHA Group at the end of the fiscal year under review.

(1) Business Structure

The business segments of the YAMAHA Group are musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation, and others.

The electronic equipment and metal products segment is subject to fluctuations in demand and severe price competition, and the Company is aware that this segment's profitability may experience wide fluctuations. Under YAMAHA's medium-term plan, "YSD50," the Company is working to create a business structure characterized by high, sustainable, and stable profitability by strengthening the earnings power of its businesses, especially the musical instruments business. However, if the Company is not able to generate profits as planned in its musical instruments and other businesses, this may have an adverse effect on the Company's performance and financial position.

The lifestyle-related products segment is currently undergoing restructuring. In addition, the recreation segment is expected to show an operating loss. In its business activities going forward, the Company is exercising selectivity and focus in restructuring its business activities. However, if these restructuring activities do not go according to plan, this may have an adverse effect on the Company's performance and financial position.

(2) Price Competition

The YAMAHA Group confronts severe competition in each of its business segments. For example, in the musical instruments segment, the Company is a comprehensive manufacturer of musical instruments and sells high-quality, high-performance instruments covering a broad price spectrum. However, the Company confronts competitors in each musical instrument field and, in the high-priced product segments competes with well-known brands. In particular, in recent years, price competition with overseas manufacturers in China and elsewhere that offer products in high volume in the lower price segments, has become more intense.

In the AV/IT segment, the Company focuses on home theater products within its AV business operations and has secured a large share in this area. However, in recent years, this segment has experienced declining prices due to the entry of additional competitors and the emergence of products from China. Depending on future realignments within the industry, changes in distribution, and the development of new technologies, price competition may become more intense. This would have an impact on the Company's current strong position in this area.

The aforementioned types of price competition may have an adverse impact on the Company's performance and financial position.

(3) Development of New Technologies

The YAMAHA Group focuses its management resources on "sound and music" and has built a strong position as the world's leader in the production of musical instruments. The Group has developed the activities of its AV/IT segment, focusing on home theater AV products, and the activities of its electronic equipment business, concentrating on sound sources built on its core operations in the semiconductor business.

Differentiating the Group's technologies in the field of "sound and music" is indispensable for the Group's further development and growth. If the Group does not continue to develop technologies on a continuing basis, the value added of its products in the musical instruments segment will decline and it may have to deal with price competition. The Group will then face the added problem of being unable to stimulate new demand for its products and may find it difficult to continue its AV/IT and electronic equipment businesses. Even if the Group is successful in developing new technologies, there will be no guarantee that it will be able to commercialize products that the market will support.

In the event this happens, future growth and profitability will suffer, and this may have an adverse impact on the Group's performance and financial position.

(4) Reliance on Suppliers of Materials and Parts

The Group's production and sale of its products—including such semiconductors, metal materials, lifestyle-related products as system kitchens, automobile interior wood components and fittings, and such materials and parts as magnesium parts—are dependent on the performance of its suppliers of related materials. When the bonds of trust between suppliers and Group companies are impaired, this will have a negative impact on future orders. Moreover, there is also a possibility that Group companies may have to request compensation from suppliers in the event of quality problems or other defects.

In such cases, these events may have an adverse effect on the Group's performance and financial position.

(5) Expansion of Business Operations into International Markets

The YAMAHA Group has established production and marketing bases in various parts of the world and has developed its operations globally. Of the Group's 93 consolidated subsidiaries, 49 are foreign corporations, and, of this total, 16 companies are manufacturers located overseas. The Group's principal plants are concentrated in China, Indonesia, and Malaysia. 44.7% of the Group's net sales are overseas.

As a result, the Group may face certain risks, as listed below, arising from its operations in overseas markets. If such risks should arise, such as the difficulties of having production facilities concentrated in certain regions, there is a possibility the Group may not be able to continue to provide stable supplies of its products. Such risks include:

① Political and economic turmoil, terrorism, and war
② The introduction of disadvantageous policies or impositions or changes in regulations
③ Unexpected changes in laws and regulations
④ Difficulty in recruiting personnel
⑤ Difficulty in procuring raw materials and parts as well as issues related to the level of technology

These risk factors may have an adverse impact on the Group's performance and financial position.

(6) Recruitment and Training of Personnel

The average age of the Company's personnel is relatively high and, as there are many employees in the upper age categories, the number of employees reaching retirement age in the year ahead will be substantial. Therefore, some important issues for the Company will be transferring skills for the production of musical instruments and other products to the next generation, recruiting and training the next group of employees, and dealing with changes in the Company's employment structure.

If the Company cannot deal with these changes successfully, this will have a restraining impact on business operations and future growth and may adversely affect the Group's performance and financial position.

(7) Protection and Use of Intellectual Property

The Group has rights to intellectual property, including patents and other rights related to its proprietary technology as well as operating know-how. Some of this intellectual property cannot be fully protected, or only protected marginally, because of the limitations of legal systems in certain regions. Therefore, there may be instances where the Group cannot effectively prevent third parties from misusing its intellectual property. As a result, some products of other companies may appear in the market that are similar to or copies of those of Group companies, thus leading to the impairment of the Group's sales. In addition, there may be cases where third parties point out that the Group's products infringe on their own intellectual property rights. As a result, there is a possibility that sales of Group products may be delayed or suspended.

There are also instances where the Group licenses in the intellectual property of third parties to produce key components for its products. Any increases in royalties paid for such intellectual property will result in higher production costs and may have an effect on price-competitiveness. Moreover, when the Group is unable to receive licenses for certain intellectual property it may have to suspend production of the related products.

(8) Defects in Products and Services

The YAMAHA Group supervises the quality of its products in accordance with its rules for quality assurance. However, there is no guarantee that all products will be free of defects. The Group takes out insurance against product liability claims, but there is no guarantee that this insurance will be sufficient to cover payment of damages. If issues related to product liability arise, then is likely that insurance rates will increase. In addition, costs related to the recovery of products, exchange and repair, and making changes in design will increase; the reputation of the Group in society will be damaged, which may result in a loss of sales; and the performance and financial position of the Group may deteriorate.

Also, although the Group pays careful attention to safety and sanitation at the retail shops, music schools, recreation establishments, and other facilities that it operates, the occurence of an accident that requires a temporary closure of the shops or facilities may result in damage to the Group's reputation, which, in turn, may lead to a decline in sales. Such events could lead to a deterioration in the

Group's performance and financial position.

(9) Legal Regulations

All the Group's business operations around the world are subject to the laws and regulations of the countries where they are located. Examples of such regulations include laws that cover foreign investment, restrictions on exports and imports that may have an effect on national security, commercial activity, anti-trust issues, consumer protection, taxation, and environmental preservation. In addition, the Group must handle personal information on its customers safely and confidentially. The YAMAHA Group takes special care to ensure that its activities are in compliance with legal regulations, but in the event that it unexpectedly fails to comply with certain laws, there is a possibility that the Group's activities may be restricted and costs may increase as a result. Therefore, the enforcement of such regulations may lead to a deterioration in the performance and financial position of the Group.

(10) Environmental Regulations

There is trend toward making environmental regulations governing business activities more stringent, and corporations are being requested to fulfill their corporate social responsibilities through the implementation of voluntary environmental programs. The YAMAHA Group works to implement policies that exceed the requirements of environmental regulations as regards products, packaging materials, energy conservation, and the processing of industrial waste. However, there is no guarantee that the Group can completely prevent or reduce accidents in which restricted substances are released into the environment at levels exceeding established regulations. Moreover, in cases where soil pollution has occurred on the land formerly occupied by industrial plants, it may be necessary to spend substantial amounts of money for soil remediation when it is sold in the future, or it may be impossible to sell the land. There is also a possibility that the soil on land that has already been sold to third parties may release substances that are restricted, thus resulting in pollution of the air or underground water and requiring expenditures for cleaning and remediation.

If such issues arise, this may result in a deterioration of the Group's performance and financial position.

(11) Fluctuations in Foreign Currency Exchange Rates

The YAMAHA Group conducts production and sales activities in many parts of the world, and Group company transactions that are denominated in foreign currencies may be affected by fluctuations in currency rates. The Group makes use of forward currency hedge transactions to minimize the impact of foreign exchange rate fluctuations in the short term. However, instances may arise where the Group cannot implement its business plans as a result of fluctuations in foreign exchange rates. There is a possibility that such events may lead to deterioration in the Group's performance and financial position.

(12) Effects of Earthquakes and Other Natural Disasters

In the event of earthquakes and other natural disasters, the production plants of the YAMAHA Group may be damaged. Many of the Group's plants have been relocated overseas, but the domestic plants of the Group's major subsidiaries are located in Shizuoka Prefecture. If the Tokai Earthquake, which has been forecast for some years, occurs, the Group will suffer damage to its facilities, be forced to suspend or delay production, and have to spend substantial sums of money to restore its plants to operating condition. This would have an adverse impact on the Group's performance and financial position.

(13) Matters Related to Changes in Financial Position

a. Valuation of Investment Securities

The companies of the YAMAHA Group hold stock and other securities issued by their corporate customers and other companies that have quoted market values. (At the end of the fiscal year under review, the original purchase cost of these holdings was ¥9.8 billion and their carrying value on the Group's balance sheets was ¥33.4 billion.) Since other securities with quoted market values are revalued at each balance sheet date based on the mark-to-market valuation method, there is a possibility that the value of such securities may fluctuate from period to period. Moreover, when the market value of these securities falls substantially below the purchase price, the Group must recognize the unrealized losses in its accounts. Therefore, deterioration in the value of such securities may have an adverse impact on the performance and financial position of the Group.

b. Unrecognized Losses on Land Valuation

The difference between the market value of the Group's land, revalued in accordance with relevant legal regulations and the carrying value of such land on the Group's balance sheets at the previous year-end was a negative ¥18.2 billion, implying the Group had an unrealized loss on its landholdings in that amount. In the event of the sale, or other disposal, of such land, this unrealized loss will be recognized and this may have an adverse impact on the Group's performance and financial position.

c. Application of Impairment Accounting to Fixed Assets
The tangible fixed assets held by the YAMAHA Group may be subject to impairment accounting. In that case, this may have an adverse impact on the Group's performance and financial position

d. Retirement and Severance Liabilities and Related Expenses
The YAMAHA Group computes its liabilities and expenses for retirement and severance based on its retirement and severance systems, a discount rate, and an expected rate of return on pension plan assets. In certain cases the retirement and severance systems may be changed and the estimate of such liabilities may change every accounting period. As a result, in instances where such liabilities increase, this may have an adverse impact on the Group's performance and financial position.

e. Gain (Loss) on Investment in Companies Accounted for under the Equity Method
For the fiscal year under review, the Group's ordinary profit amounted to ¥35.2 billion, and ¥14.8 billion of this was from equity in earnings of unconsolidated subsidiaries and affiliates. The Group has three such companies accounted for under the equity method, YAMAHA Motor Co., Ltd., Korg Inc., and one other company. In the event the performance of either of these three companies deteriorates, this may have a negative effect on the Group's performance and financial position.

6. ANALYSIS OF FINANCIAL POSITION AND MANAGEMENT PERFORMANCE

When information on this topic is available for release, the Group will disclose it in its "Additional Information on the Closing of Accounts."

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY March 2006 (As of Mar. 31, 2006)	FY March 2005 (As of Mar. 31, 2005)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥36,429**	¥51,205	¥(14,776)
Notes and accounts receivable	**72,613**	73,688	(1,075)
Marketable securities	**520**	457	63
Inventories	**77,943**	78,434	(491)
Deferred income taxes	**16,922**	16,495	427
Other current assets	**7,286**	7,412	(126)
Allowance for doubtful accounts	**(2,333)**	(2,114)	(219)
Total current assets	**209,381**	225,581	(16,200)
Fixed assets:			
Tangible assets:			
Buildings and structures	**45,953**	45,370	583
Machinery, equipment and conveyance devices	**23,275**	21,501	1,774
Tools, furniture and fixtures	**15,525**	14,105	1,420
Land	**63,772**	64,050	(278)
Construction in progress	**2,462**	1,399	1,063
Total tangible assets	**150,990**	146,428	4,562
Intangible assets:			
Excess of cost over net assets of subsidiaries	**2,028**	148	1,880
Other intangible assets	**1,517**	877	640
Total intangible assets	**3,545**	1,026	2,519
Investments and other assets:			
Investment securities	**132,902**	101,015	31,887
Long-term loans	**688**	924	(236)
Guarantee deposits for leased real estate	**5,891**	5,309	582
Deferred income taxes	**14,087**	17,425	(3,338)
Other assets	**3,360**	9,031	(5,671)
Allowance for doubtful accounts	**(869)**	(1,165)	296
Total investments and other assets	**156,059**	132,541	23,518
Total fixed assets	**310,595**	279,996	30,599
Total assets	**¥519,977**	¥505,577	14,400

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY March 2006 (As of Mar. 31, 2006)	FY March 2005 (As of Mar. 31, 2005)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥37,153**	¥37,686	¥(533)
Short-term loans	**17,147**	17,825	(678)
Current portion of long-term debt	**5,132**	22,259	(17,127)
Accrued expenses and accrued payables	**43,098**	45,167	(2,069)
Income taxes payable	**3,758**	12,603	(8,845)
Specific advances received	**2,548**	2,775	(227)
Deferred tax liabilities	**4**	4	—
Reserve for after-care expenses	**117**	113	4
Warranty reserve	**3,688**	3,191	497
Reserve for loss on goods unsold	**157**	105	52
Deferred unrealized profit	**5**	75	(70)
Other current liabilities	**4,235**	4,012	223
Total current liabilities	**117,047**	145,820	(28,773)
Long-term liabilities:			
Long-term debt	**6,195**	6,514	(319)
Deferred income taxes	**303**	200	103
Deferred income taxes on land revaluation	**17,742**	14,346	3,396
Accrued employees' retirement benefits	**27,978**	28,269	(291)
Accrued directors' retirement benefits	**891**	950	(59)
Long-term deposits received	**27,577**	28,917	(1,340)
Other fixed liabilities	**1,763**	1,522	241
Total long-term liabilities	**82,452**	80,722	1,730
Total liabilities	**199,499**	226,542	(27,043)
MINORITY INTERESTS	**4,472**	3,834	638
SHAREHOLDERS' EQUITY			
Common stock	**28,534**	28,534	—
Capital surplus	**40,054**	40,054	—
Earned surplus	**236,913**	212,340	24,573
Reserve for land revaluation	**18,426**	22,453	(4,027)
Net unrealized holding gains on other securities	**15,470**	7,364	8,106
Translation adjustments	**(23,091)**	(35,267)	12,176
Treasury stock, at cost	**(302)**	(279)	(23)
Total shareholders' equity	**316,005**	275,200	40,805
Total liabilities, minority interests and shareholders' equity	**¥519,977**	¥505,577	14,400

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Income

	FY March 2006 (Apr. 1, 2005–Mar. 31, 2006)		FY March 2005 (Apr. 1, 2004–Mar. 31, 2005)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales	**¥534,084**	**100.0**	¥534,079	100.0	¥ 5
Cost of sales	**341,886**	**64.0**	335,705	62.9	6,181
Gross profit	**192,198**	**36.0**	198,374	37.1	(6,176)
Unrealized profit	**69**		221		(152)
Total gross profit	**192,267**	**36.0**	198,595	37.2	(6,328)
Selling, general and administrative expenses	**168,132**	**31.5**	162,899	30.5	5,233
Operating income	**24,135**	**4.5**	35,695	6.7	(11,560)
Non-operating income:					
Interest received	**512**		327		185
Dividends received	**395**		381		14
Equity in earnings of unconsolidated subsidiaries and affiliates	**14,838**		9,110		5,728
Other	**1,865**		2,335		(470)
Total non-operating income	**17,612**	**3.3**	12,155	2.2	5,457
Non-operating expenses:					
Interest paid	**1,031**		1,020		61
Cash discounts	**4,467**		4,327		140
Other	**953**		1,199		(246)
Total non-operating expenses	**6,503**	**1.2**	6,548	1.2	(45)
Recurring profit	**35,244**	**6.6**	41,302	7.7	(6,058)
Extraordinary income:					
Gain on sale of fixed assets	**892**		390		502
Reversal of reserve for after-care expenses	**8**		12		(4)
Reversal of warranty reserve	**367**		521		(154)
Gain on sale of investment securities	**605**		6,534		(5,929)
Gain on liquidation of subsidiary	**—**		4		(4)
Gain on return of substitutional portion of employee welfare pension fund	**—**		19,927		(19,927)
Total extraordinary income	**1,874**	**0.4**	27,391	5.1	(25,517)
Extraordinary loss:					
Loss on disposal of fixed assets	**1,074**		1,520		(446)
Loss on revaluation of investment securities	**83**		70		13
Loss on revaluation of stocks in subsidiaries	**118**		70		48
Impairment losses	**—**		32,703		(32,703)
Loss on sale of investment securities	**—**		4		(4)
Structural reform expenses	**—**		52		(52)
Special retirement payment	**—**		755		(755)
Total extraordinary loss	**1,276**	**0.2**	35,178	6.5	(33,902)
Income before income taxes and minority interests	**35,842**	**6.8**	33,516	6.3	2,326
Current income taxes	**8,922**	**1.7**	14,497	2.7	(5,575)
Deferred income taxes (benefit)	**(1,736)**	**(0.3)**	(1,088)	(0.2)	(648)
Minority interests	**532**	**0.1**	409	0.1	123
Net income	**¥ 28,123**	**5.3**	¥ 19,697	3.7	8,426

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Retained Earnings

	Millions of yen			
	FY March 2006 (Apr. 1, 2005–Mar. 31, 2006)		FY March 2005 (Apr. 1, 2004–Mar. 31, 2005)	
Capital surplus				
Balance at beginning of period		**¥ 40,054**		¥ 40,054
Balance at end of period		**40,054**		40,054
Earned surplus				
Balance at beginning of period		**212,340**		203,485
Additional earned surplus:				
Net income	**¥28,123**		¥19,697	
Effect of change in scope of consolidation	**827**		—	
Effect of change in interest in subsidiaries	**99**		—	
Reversal of reserve for land evaluation	**282**		—	
Reversal of reserve for land revaluation resulting from change of interests in subsidiaries	**97**	**29,429**	188	19,886
Deduction from earned surplus:				
Cash dividends paid	**4,642**		3,611	
Bonuses to directors and statutory auditors	**100**		121	
Effect of change in scope of consolidation	**115**		36	
Effect of change in interests in subsidiaries	**—**		371	
Reversal of reserve for land evaluation	**—**	**4,857**	6,890	11,031
Balance at end of period		**¥236,913**		¥212,340

Note: Figures of less than ¥1 million have been omitted.

(4) Consolidated Statements of Cash Flows

	Millions of yen	
	FY March 2006 (Apr. 1, 2005–Mar. 31, 2006)	FY March 2005 (Apr. 1, 2004–Mar. 31, 2005)
Cash flows from operating activities:		
Income before income taxes and minority interests	**¥35,842**	¥33,516
Depreciation and amortization	**18,944**	18,958
Impairment losses	**—**	32,703
Amortization of consolidated goodwill	**507**	80
Decrease in allowance for doubtful accounts	**(177)**	(233)
Loss on revaluation of investment securities	**83**	70
Loss on revaluation of stocks in subsidiaries	**118**	70
Decrease in employees' retirement benefits, net of payments	**(379)**	(21,786)
Interest and dividend income	**(907)**	(708)
Interest paid	**1,081**	1,020
(Gain) loss on foreign exchange	**(107)**	(180)
Equity in earnings of unconsolidated subsidiaries and affiliates	**(14,838)**	(9,110)
Gain on sale of investment securities	**(605)**	(6,534)
Loss on sale of investment securities	**—**	4
Gain on liquidation of subsidiary	**—**	(4)
Gain on sale of fixed assets	**(892)**	(390)
Loss on disposal of fixed assets	**1,074**	1,520
Decrease in accounts and notes receivable—trade	**3,008**	8,636
Decrease (increase) in inventories	**4,944**	(4,654)
Decrease in accounts and notes payable	**(1,716)**	(2,798)
Other, net	**(5,135)**	(6,144)
Subtotal	**40,843**	44,033
Interest and dividends receivable	**2,730**	2,081
Interest paid	**(1,084)**	(1,024)
Income taxes paid and refunded	**(16,979)**	(5,501)
Net cash provided by operating activities	**25,510**	39,588
Cash flows from investing activities:		
Net (decrease) increase in time deposits	**(77)**	9
Purchases of fixed assets	**(20,401)**	(21,450)
Proceeds from sale of fixed assets	**2,327**	2,527
Purchases of investment securities	**(732)**	(113)
Proceeds from sale of investment securities	**619**	9,416
Payments for capital investments	**(134)**	(2,835)
Payment for loans receivable	**(21)**	(793)
Collection of loans receivable	**265**	379
Other, net	**50**	(35)
Net cash used in investing activities	**(18,104)**	(12,896)
Cash flows from financing activities:		
(Decrease) increase in short-term loans	**(1,753)**	902
Proceeds from long-term debt	**4,556**	5,373
Repayments of long-term debt	**(22,404)**	(8,851)
Proceeds from resort member deposits	**10**	7
Repayments of resort member deposits	**(1,352)**	(1,889)
Purchases of treasury stock	**(23)**	(28)
Cash dividends paid	**(4,642)**	(3,611)
Cash dividends paid to minority shareholders	**(223)**	(211)
Net cash used in financing activities	**(25,834)**	(8,306)
Effect of exchange rate changes on cash and cash equivalents	**1,783**	1,099
Net (decrease) increase in cash and cash equivalents	**(16,644)**	19,485
Cash and cash equivalents at beginning of period	**50,393**	31,245
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	**1,685**	—
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period	**—**	(337)
Cash and cash equivalents at end of period	**¥35,434**	¥50,393

Note: Figures of less than ¥1 million have been omitted.

(5) Basic Items for the Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

Consolidated subsidiaries: 93 corporations

During FY March 2006, three domestic subsidiaries and five overseas subsidiaries were brought into the consolidated group. In addition, one overseas subsidiary was removed from the consolidated group.

Names of major consolidated subsidiaries

The names of major consolidated subsidiaries are listed in the section of this report entitled "1. THE YAMAHA GROUP" and therefore are not shown here.

The name of the major non-consolidated subsidiary that is not included in the consolidated group and the reasons for its exclusion are as follows:

Yamaha Life Service Co., Ltd.

The effect of the assets, net sales, net income/loss, and retained earnings of Yamaha Life Service Co., Ltd., on the consolidated financial statements was not material.

2. Application of Equity Method

Non-consolidated subsidiaries accounted for by the equity method: 3 subsidiaries

For the fiscal year under review, one overseas company was newly added to the companies accounted for under the equity method.

Names of the major non-consolidated subsidiaries and affiliates accounted for under the equity method are:

Yamaha Motor Co., Ltd.

Korg Inc.

Major non-consolidated subsidiaries and affiliates to which the equity method has not been applied:

Yamaha Life Service Co., Ltd.

Yamaha-Olin Metal Corporation

Reasons why the equity method has not been applied:

The effect of these companies' net income/loss and retained earnings on the consolidated financial results, considered individually and in total, was not material. Information deemed necessary to disclose regarding application of the equity method:

The Group makes use of the financial statements of companies accounted for under the equity method, which may have closing dates that differ from other Group companies. Major transactions that occur between the closing of accounts of equity method companies and the date of the consolidated closing of accounts are adjusted as necessary in preparing the consolidated financial statements.

3. Fiscal Year of Consolidated Subsidiaries

Settlement days for consolidated subsidiaries, with the exception of the following nine companies, are all the same as that for the Company.

Yamaha de México, S.A. de C.V.

Tianjin Yamaha Electronic Musical Instruments, Inc.

Guangzhou Yamaha-Pearl River Piano Inc.

Yamaha Trading (Shanghai) Co., Ltd.

Xiaoshan Yamaha Musical Instruments Co., Ltd.

Yamaha Electronics Trading (Shanghai) Co., Ltd.

Yamaha Music & Electronics (China) Co., Ltd.

Yamaha Electronics (Suzhou) Co., Ltd.

Hangzhou Yamaha Musical Instruments Co., Ltd.

The fiscal periods of all of the above listed nine companies ended December 31 and the determination of these accounts was based on rational procedures in accordance with procedures for regular accounts.

4. Accounting Standards

a) Basis and Method of Evaluation of Significant Assets

•Marketable Securities

Securities to be held until maturity: At amortized cost (straight-line method)

Other Marketable Securities

With market value:	Stated at fair market value as of the balance sheet date (changes in fair value are accounted for under the direct addition to the shareholders' equity method, and the periodic average method is used to calculate the sale value.)
Without market value:	At cost, determined by the periodic average method

•Derivatives

At fair value

•Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

b) Method of Depreciation

•Tangible Fixed Assets

Mainly calculated by the declining-balance method except facilities connected to certain consolidated subsidiaries employ the straight-line method.

Useful lives of tangible fixed assets are as follows:

Buildings:	31-50 years (attachment facilities are mainly 15 years)
Structures:	10-30 years
Machinery and equipment:	4-11 years
Tools, furniture and fixtures:	5-6 years (metallic molds are mainly two years)

c) Accounting for Reserves and Benefits

•Allowance for Doubtful Accounts

To properly evaluate accounts receivable and make provisions for possible losses on doubtful accounts, provisions for normal accounts in good standing are calculated using historical default ratios based on debt loss experience. Provisions for doubtful accounts are calculated by examining the probability of recovery for individual accounts and setting aside an amount equivalent to the portion deemed to be unrecoverable.

•Provision for Product Warranties

To provide for the expense of repairing products after their sale, the amount of provision for product warranties is determined using ratios of expense to net sales and unit sales based on past experience or using expense estimates for individual product categories.

•Accrued Employees' Retirement Benefits

Accrued employees' retirement benefits are provided on an accrual basis based on the projected retirement benefit obligation and the pension fund assets calculated using various actuarial assumptions as of the end of the period.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actual gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

•Accrued Directors' Retirement Benefits

The Company makes provisions for directors' retirement benefits equivalent to the amount that would be required as of the balance sheet date based on the Company's internal rules.

d) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. Translation adjustments are presented as a component of shareholders' equity and minority interests.

e) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f) Hedge Accounting

1. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

2. Hedging Instruments and Hedged Items

Hedging instruments:	Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated call
Hedged items:	Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

3. Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

4. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk is clear; therefore, there is no need to evaluate such effectiveness.

g) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of subsidiaries are valued using the full fair value method.

6. Excess of Costs over Net Assets of Acquired Subsidiaries

The excess of costs over the net assets of acquired subsidiaries is amortized over a period of five years on a straight-line basis.

7. Appropriation of Retained Earnings

The accompanying consolidated statements of retained earnings were prepared based on figures determined during the fiscal year.

8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

Currency on hand, bank deposits and all highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(6) Notes

Notes to the Consolidated Balance Sheets

1. Accumulated Depreciation

(Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Accumulated Depreciation	**¥243,211**	¥234,910

2. Mortgaged Assets

(Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Of marketable securities	**¥ 378**	¥ 250
Of tangible fixed assets	**369**	378
Of investment securities	**1,235**	1,514
Total	**¥1,984**	¥2,143

3. Investments in Non-Consolidated Subsidiaries and Affiliates

(Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Investment securities	**¥90,094**	¥70,859
Other assets of investments and other assets	**388**	4,831

4. Contingent Liabilities

(Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Contingent liabilities	**¥608**	¥478

5. Discount on Export Bills Receivable

(Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Discount on export bills receivable	**¥884**	¥1,400

6. Revaluation of Land

The Company, two consolidated subsidiaries and an equity-method company have carried out the revaluation of landholdings in accordance with the Law Regarding the Partial Revision to the Land Revaluation Law (Law No. 34, published on March 31, 1998).

a) Date of Revaluation

A consolidated subsidiary and an equity method-applied company: March 31, 2000

The Company and a consolidated subsidiary: March 31, 2002

b) Revaluation Method

The Company and two consolidated subsidiaries determined the value of their land based on the values registered in the land tax list or the supplementary land tax list specified in No. 10 or No. 11 of Article 341 of the Local Tax Law governed by Item 3 of Article 2 of the Enforcement Order for the Land Revaluation Law (Cabinet Order No. 119, published on March 31, 1998). An equity-method company determined the value of its land based on a reasonable adjustment to the value determined by the method which the Commissioner of National Tax Agency established and published in order to determine the land value which is the underlying basis for the assessment of land value tax specified in Article 16 of the Local Tax Law governed by Item 4 of Article 2 of the Enforcement Order for the Land Revaluation Law.

c) Difference between Current Market Value at Year-End and Book Value after Revaluation

(Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Difference in land revaluation	**¥(18,203)**	¥(15,042)

7. Deferred Hedge Gains

(Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Deferred hedge losses	**¥ 399**	¥ 496
Deferred hedge gains	**36**	24
Deferred hedge (losses) gains, net	**¥(363)**	¥(472)

8. Number of Shares of Treasury Stock Held

Treasury stock held by the Company	Common stock	207,109 Shares	194,350 Shares
Treasury stock held by subsidiaries and affiliates accounted for under the equity method	Common stock	183,793 Shares	186,260 Shares
Total shares issued by the Company	Common stock	206,524,626 Shares	206,524,626 Shares

Notes to the Statements of Income

1. Principal Items of Selling, General and Administrative Expenses

(Millions of yen)

	FY March 2006 (Ended March 31, 2006)	FY March 2005 (Ended March 31, 2005)
Sales commissions	**¥ 2,403**	¥ 2,491
Transport expenses	**15,901**	14,485
Advertising expenses and sales promotion expenses	**25,798**	25,802
Allowance for doubtful receivables	**558**	82
Reverse for after-care expenses	**39**	39
Warranty reserve	**2,284**	1,915
Accrued employees' retirement benefits	**5,406**	6,279
Accrued directors' retirement benefits	**111**	126
Salaries and benefits	**65,953**	63,767
Rent	**4,190**	3,635
Depreciation and amortization	**4,935**	5,180

2. R&D Expenses

(Millions of yen)

	FY March 2006 (Ended March 31, 2006)	FY March 2005 (Ended March 31, 2005)
Included in general administrative expenses and current manufacturing expenses	**¥24,055**	¥ 22,953

3. Gains on Sale of Fixed Assets

During the period, gains were principally related to land sales.

4. Loss on Disposal of Fixed Assets

Principal items disposed of during the fiscal year under review were tools, fixtures, machinery and equipment, and conveyance devices.

Notes to the Statements of Cash Flows

(Millions of yen)

	FY March 2006 (Ended March 31, 2006)	FY March 2005 (Ended March 31, 2005)
Cash and bank deposits	**¥36,429**	¥51,205
Time deposits with maturity of more than three months	**(995)**	(812)
Cash and cash equivalents at end of period	**¥35,434**	¥50,393

Segment Information

1. Business Segments **(FY March 2006 ended March 31, 2006)**

(Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥314,078**	**¥75,939**	**¥56,167**	**¥45,214**	**¥18,013**	**¥ 24,671**	**¥534,084**	**¥ —**	**¥534,084**
Intersegment sales or transfers	**—**	**—**	**1,668**	**—**	**–**	**—**	**1,668**	**(1,668)**	**—**
Total sales	**314,078**	**75,939**	**57,836**	**45,214**	**18,013**	**24,671**	**535,753**	**(1,668)**	**534,084**
Operating expenses	**299,946**	**73,825**	**49,908**	**44,045**	**19,802**	**24,089**	**511,617**	**(1,668)**	**509,949**
Operating income (loss)	**¥ 14,132**	**¥ 2,113**	**¥ 7,927**	**¥ 1,169**	**¥ (1,789)**	**¥ 582**	**¥ 24,135**	**¥ —**	**¥ 24,135**
Assets	**¥268,635**	**¥40,523**	**¥47,065**	**¥21,291**	**¥18,344**	**¥124,117**	**¥519,977**		**¥519,977**
Depreciation and amortization	**8,632**	**1,542**	**4,471**	**1,062**	**1,845**	**1,390**	**18,944**		**18,944**
Capital expenditures	**¥ 11,877**	**¥ 1,129**	**¥ 5,488**	**¥ 1,245**	**¥ 771**	**¥ 2,370**	**¥ 22,882**		**¥ 22,882**

(FY March 2005 ended March 31, 2005)

(Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥302,617	¥77,720	¥69,048	¥42,844	¥18,290	¥ 23,557	¥534,079	¥ —	¥534,079
Intersegment sales or transfers	—	—	2,143	—	–	—	2,143	(2,143)	—
Total sales	302,617	77,720	71,192	42,844	18,290	23,557	536,222	(2,143)	534,079
Operating expenses	288,434	74,069	51,221	42,869	20,543	23,388	500,527	(2,143)	498,383
Operating income (loss)	¥ 14,183	¥ 3,651	¥19,970	¥ (24)	¥ (2,253)	¥ 168	¥ 35,695	¥ —	¥ 35,695
Assets	¥266,750	¥41,855	¥50,533	¥22,382	¥19,805	¥104,250	¥505,577	¥ —	¥505,577
Depreciation and amortization	7,819	1,492	4,183	1,518	2,621	1,322	18,958	—	18,958
Impairment loss	379	46	60	155	31,988	72	32,703	—	32,703
Capital expenditures	¥ 11,311	¥ 1,111	¥ 4,955	¥ 1,195	¥ 2,323	¥ 1,804	¥ 22,702	¥ —	¥ 22,702

Notes: 1. Business sectors: Divided into the categories of musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.

2. Major products and services of each business segment are shown in "1. THE YAMAHA GROUP" on page 3.

3. Assets of the Others business include the value of assets used by Yamaha Motor Co., Ltd., which is accounted for by the equity method, as follows:
End of fiscal year under review: ¥85,724 million
End of previous fiscal year: ¥66,538 million

2. Geographical **Segments (FY March 2006 ended March 31, 2006)**

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥306,813**	**¥94,311**	**¥85,570**	**¥47,389**	**¥534,084**	**¥ —**	**¥534,084**
Intersegment sales or transfers	**143,667**	**1,525**	**862**	**63,234**	**209,290**	**(209,290)**	—
Total sales	**450,481**	**95,837**	**86,433**	**110,623**	**743,375**	**(209,290)**	**534,084**
Operating expenses	**438,564**	**92,164**	**83,021**	**106,103**	**719,853**	**(209,904)**	**509,949**
Operating income	**11,916**	**3,673**	**3,412**	**4,519**	**23,522**	**613**	**24,135**
Assets	**¥402,684**	**¥38,819**	**¥38,422**	**¥59,040**	**¥538,968**	**¥(18,990)**	**¥519,977**

(FY March 2005 ended March 31, 2005)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥327,895	¥85,465	¥83,289	¥37,429	¥534,079	¥ —	¥534,079
Intersegment sales or transfers	139,933	1,428	526	59,410	201,299	(201,299)	—
Total sales	467,828	86,894	83,815	96,840	735,379	(201,299)	534,079
Operating expenses	442,131	82,692	79,913	93,061	697,799	(199,415)	498,383
Operating income	¥25,697	¥4,202	¥3,901	¥3,779	¥37,580	¥ (1,884)	¥35,695
Assets	¥401,298	¥36,354	¥35,395	¥50,752	¥523,800	¥(18,222)	¥505,577

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: China, Australia

3. Overseas Sales (FY March 2006 ended March 31, 2006)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥94,694**	**¥87,494**	**¥56,681**	**¥238,870**
Net sales				**534,084**
% of net sales	**17.7%**	**16.4%**	**10.6%**	**44.7%**

(FY March 2005 ended March 31, 2005)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥86,717	¥84,483	¥49,971	¥221,173
Net sales				534,079
% of net sales	16.2%	15.8%	9.4%	41.4%

Note: The classification of countries and regions and the countries and regions that are included in such classification are the same as for information by geographical segment.

Lease Transactions

[Leasing-In Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Year-End

(Millions of yen)

	FY March 2006 (As of March 31, 2006)			FY March 2005 (As of March 31, 2005)		
	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total
Acquisition cost	¥2,171	¥604	¥2,775	¥2,430	¥610	¥3,041
Accumulated depreciation	1,192	346	1,539	1,243	289	1,532
Balance at end of year	¥ 978	¥258	¥1,236	¥1,187	¥321	¥1,508

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

2) Future Minimum Lease Payments

(Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Due within one year	¥ 593	¥ 653
Due over one year	643	855
Total	¥1,236	¥1,508

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

3) Lease Payments and Depreciation

(Millions of yen)

	FY March 2006 (Year ended March 31, 2006)	FY March 2005 (Year ended March 31, 2005)
Lease payments	¥725	¥795
Depreciation	725	795

4) Depreciation of Leased Assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

2. Operating Lease Transactions

Future Minimum Lease Payments

(Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Due within one year	¥ 438	¥ 422
Due over one year	1,102	1,060
Total	¥1,540	¥1,483

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Year-End (Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	**¥5,887**	¥6,242
Accumulated depreciation	**4,333**	4,231
Balance at end of year	**¥1,554**	¥2,011

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Due within one year	**¥1,367**	¥1,180
Due over one year	**2,236**	2,266
Total	**¥3,604**	¥3,447

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivables assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Lease payment receipts	**¥1,452**	¥1,197
Depreciation	**968**	663

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts (Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Due within one year	**¥ 594**	¥ 327
Due over one year	**887**	707
Total	**¥1,481**	¥1,034

Marketable Securities

1. Marketable Securities to Be Held to Maturity at Market Value

(Millions of yen)

	FY March 2006 (As of March 31, 2006)			FY March 2005 (As of March 31, 2005)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Securities whose fair value exceeds their carrying value:						
Government bonds	**¥ 200**	**¥ 200**	**¥ 0**	¥ 459	¥ 462	¥ 2
Corporate bonds	**20**	**20**	**0**	639	643	3
Others	**399**	**401**	**1**	1,549	1,566	16
Subtotal	**620**	**622**	**2**	2,649	2,672	22
Securities whose carrying value exceeds their fair value:						
Government bonds	**299**	**292**	**(7)**	—	—	—
Corporate bonds	**519**	**513**	**(6)**	—	—	—
Others	**1,299**	**1,286**	**(13)**	199	199	(0)
Subtotal	**2,119**	**2,092**	**(26)**	199	199	(0)
Total	**¥2,739**	**¥2,715**	**¥(24)**	¥2,849	¥2,871	¥22

2. Other Marketable Securities at Market Value

(Millions of yen)

	FY March 2006 (As of March 31, 2006)			FY March 2005 (As of March 31, 2005)		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
Securities whose carrying value exceeds their acquisition cost:						
Stocks	**¥9,196**	**¥33,025**	**¥23,892**	¥9,184	¥20,671	¥11,486
Others	**53**	**77**	**24**	52	54	2
Subtotal	**9,249**	**33,103**	**23,854**	9,236	20,725	11,488
Securities whose acquisition cost exceeds their carrying value:						
Stocks	**595**	**388**	**(206)**	0	0	(0)
Others	—	—	—	—	—	—
Subtotal	**595**	**388**	**(206)**	0	0	(0)
Total	**¥9,844**	**¥33,492**	**¥23,647**	¥9,237	¥20,725	¥11,488

3. Other Securities Sold during the Fiscal Year

(Millions of yen)

	FY March 2006 (Year ended March 31, 2006)	FY March 2005 (Year ended March 31, 2005)
Sales value	**¥616**	¥9,402
Profit on sales	**605**	6,534
Loss on sales	**—**	4

4. Book Value of Securities without Market Value

(Millions of yen)

	FY March 2006 (Year ended March 31, 2006)	FY March 2005 (Year ended March 31, 2005)
Other securities:		
Unlisted securities	**¥6,921**	¥6,990

① Marketable securities to be held to maturity at market value

② Other marketable securities

5. Scheduled Redemption Value of Other Securities with Maturity Dates and to Be Held to Maturity Securities

(Millions of yen)

	FY March 2006 (As of March 31, 2006)				FY March 2005 (As of March 31, 2005)			
	Within one year	Between one and five years	Between five and ten years	Over ten years	Within one year	Between one and five years	Between five and ten years	Over ten years
Bonds:								
Government bonds	¥200	¥ 299	¥—	¥—	¥ 59	¥ 399	¥—	¥—
Corporate bonds	120	419	—	—	200	439	—	—
Others	199	1,499	—	—	150	1,599	—	—
Total	¥520	¥2,219	¥—	¥—	¥410	¥2,439	¥—	¥—

Notes: 1. "Stock in subsidiaries and affiliates for which there are quoted market prices" is explained in a separate note.

2. During the fiscal year under review, there was no impairment of stocks in the "other" category for which there are quoted market prices. The impairment loss in such securities is recognized when market value at the period end declines 30% or more from the carrying (acquisition) cost, except when it is anticipated that the market value is recoverable.

Derivatives Transactions

1. Items Related to the Status of Derivative Transactions

1) Description of Financial Derivatives and Objectives in Their Usage

The Company makes use of forward foreign exchange contracts (including package transactions) and currency options (foreign currency put and yen currency call options) to reduce risks related to currency exchange fluctuations that may be incurred by the YAMAHA Group in its export and import transactions. Please note that the Company makes use of such derivative transactions and has adopted hedge accounting principles.

① Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

② Hedging Instruments and Hedged Items

Hedging instruments: Forward foreign exchange contracts, purchased foreign currency-denominated put and yen-dominated call option contracts

Hedged items: Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

③ Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

④ Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk is clear; therefore, there is no need to evaluate such effectiveness.

2. Market Value of Derivatives

Because hedge accounting is appropriately applied to all derivative transactions except those allocated to foreign currency denominated assets and liabilities, the market value of derivatives is not shown.

Accounting for Retirement Allowances

1. Overview of Retirement Benefits

The Company and its domestic consolidated subsidiaries have defined benefit plans such as welfare pension plans (the Company and two domestic consolidated subsidiaries), approved retirement annuity systems (the Company and nine domestic consolidated subsidiaries), and lump-sum payment plans.

In certain cases, the Company pays employees who are retiring, etc., additional retirement benefits that are not considered to be retirement benefit obligations as calculated under actuarial methods according to retirement benefit accounting principles.

Certain consolidated subsidiaries have either defined benefit plans or defined contribution plans.

2. Projected Benefit Obligation

As soon as it becomes possible to disclose such information, it will be disclosed in supplemental materials to the financial statements announcement.

3. Retirement Benefit Expenses

(Millions of yen)

	FY March 2006 (Ended March 31, 2006)	FY March 2005 (Ended March 31, 2005)
Service cost	**¥5,699**	¥5,808
Interest cost	**3,117**	3,774
Expected return on plan assets	**(3,949)**	(4,152)
Amortization of past service cost	**265**	(99)
Amortization of actuarial gain/loss	**4,475**	5,423
Amortization of net retirement obligation at transition	**—**	—
Additional retirement benefit expenses	**779**	2,307
Subtotal	**10,387**	13,062
Gains on return of substitutional portion of employee welfare pension funds	**—**	19,927
Total	**¥10,387**	¥(6,864)

4. Assumptions and Policies Adopted in the Calculation of Retirement Benefit Obligation

(Millions of yen)

	FY March 2006 (As of March 31, 2006)	FY March 2005 (As of March 31, 2005)
Discount rate	**2.0%**	2.0%
Expected rate of return on plan assets	**4.0%**	4.0%
Attribution method of retirement benefits to the period	**Straight-line method for years of service**	Straight-line method for years of service
Amortization of past service cost	**10 years (straight-line method)**	10 years (straight-line method)
Amortization of actuarial gain/loss	**10 years (straight-line method)**	10 years (straight-line method)
Amortization of net retirement obligation at transition	**Fully recognized as other expense when incurred**	Fully recognized as other expense when incurred

Tax-Effect Accounting

1. Principal Deferred Tax Assets and Tax Liabilities (As of March 31, 2006)

(Millions of yen)

Deferred tax assets:	
Revaluation loss on inventories	¥ 2,171
Unrealized gain	3,251
Allowance for doubtful accounts	1,048
Depreciation, excess	13,333
Impairment loss	17,122
Revaluation loss on investment securities	2,064
Unpaid bonuses	3,657
Warranty reserve	1,185
Accrued employees' retirement benefits	10,105
Net operating loss carried forward	3,648
Other	9,952
Subtotal	67,541
Valuation allowance	(24,860)
Total deferred tax assets	¥ 42,681
Deferred tax liabilities:	
Reserve for advanced depreciation	¥ (1,593)
Special reserve for asset exchange	(203)
Reserve for special depreciation	(366)
Appraisal loss for other marketable securities	(9,354)
Other	(462)
Total deferred tax liabilities	(11,979)
Net deferred tax assets	¥ 30,702

2. Principal Items Accounting for the Difference between the Statutory Tax Rate and the Effective Tax Rate after Application of Tax Effect Accounting

Legal effective tax rate	39.5 %
Adjustments	
Equity in earnings and items adjusted other than those undergoing one-time adjustments	(14.9)%
Per capita inhabitants' taxes	0.6 %
Downward adjustments in period-end deferred assets due to changes in tax rates	(3.1)%
Allowances for changes in valuation	2.6 %
Adjustment due to changes in tax rates of overseas consolidated subsidiaries	(4.7)%
Corporate tax rate after adjustments for tax-effect accounting	20.0 %

(Per Share Data)

(Yen)

	FY March 2006 (Ended March 31, 2006)	FY March 2005 (Ended March 31, 2005)
Net assets per share	**¥1,532.62**	¥1,334.51
Net income per share	**136.04**	95.06
Net income per share after adjustment for latent stock	**135.92**	93.88

Basis for calculations of net income per share and net income per share after adjustment for latent stock

	FY March 2006 (Ended March 31, 2006)	FY March 2005 (Ended March 31, 2005)
Net assets per share		
Net income	**¥28,123 million**	¥19,697 million
Value not attributed to common stock	**80 million**	100 million
Portion distributed as directors' bonuses	**80 million**	100 million
Value attributed to common stock	**28,043 million**	19,597 million
Average number of outstanding shares during the period	**206,139 thousand shares**	206,151 thousand shares
Net income per share after adjustment for latent stock		
Net income adjustment value	**¥(24) million**	¥(243) million
Portion of interest on investments accounted for by equity method	**(24) million**	(243) million
Increase in number of outstanding shares	**— thousand shares**	— thousand shares
Per share value after adjustment for latent shares, due to lack of dilution effect (Latent shares not included in calculations of net income per share)	**—**	—

(Actual Production)

(Millions of yen)

Business segment	FY March 2006 (Ended March 31, 2006)		FY March 2005 (Ended March 31, 2005)	
	Actual production	% Change from the previous period	Actual production	% Change from the previous period
Musical instruments	**¥197,521**	**99.6%**	¥198,232	110.5%
AV/IT products	**66,369**	**96.7%**	68,616	104.2%
Electronic equipment and metal products	**55,506**	**78.2%**	71,016	88.4%
Lifestyle-related products	**40,299**	**104.0%**	38,757	93.6%
Other	**22,580**	**104.0%**	21,721	92.0%
Total	**¥382,279**	**96.0%**	¥398,343	102.0%

Notes: 1. The amounts shown are based on average sales prices, and figures are after internal transfer among segments.
2. Amounts shown above do not include consumption and other taxes.

Exhibit 2

YAMAHA CORPORATION

Flash Report

Non-Consolidated Basis

Results for the fiscal year ended March 31, 2006

April 28, 2006

Company name:	YAMAHA CORPORATION (URL http://www.global.yamaha.com/ir/report/)
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Shuji Ito, President and Representative Director
For further information, please contact:	Fumio Umeda, Accounting and Finance Manager
Telephone:	+81 53 460 2141
Date of the meeting of the Board of Directors:	April 28, 2006
Interim dividend:	YES
Start date of dividend payment:	June 28, 2006
Date of the general meeting:	June 27, 2006
Application of share unit system:	Applicable (1 unit = 100 shares)
Stock listing:	Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR FY MARCH 2006 (April 1, 2005–March 31, 2006)

Figures of less than ¥1 million have been omitted.

(1) Non-Consolidated Operating Results

	Net sales		Operating Income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
FY March 2006 (Ended March 31, 2006)	¥321,252	(5.9)%	¥ 7,986	(64.7)%	¥13,950	(44.5)%
FY March 2005 (Ended March 31, 2005)	¥341,546	(1.1)%	¥22,638	(16.0)%	¥25,145	(10.6)%

	Net income		Net income per share	Net income per share after full dilution	Return on equity	Ratio of recurring profit to total assets	Ratio of recurring profit to sales
	Millions of yen	% change from the previous fiscal year	Yen	Yen	%	%	%
FY March 2006 (Ended March 31, 2006)	¥10,242	—%	¥49.26	¥—	5.8%	4.5%	4.3%
FY March 2005 (Ended March 31, 2005)	¥ 264	(99.0)%	¥ 0.80	¥—	0.2%	7.7%	7.4%

Notes: 1. Average number of outstanding shares during the year:
FY March 2006 ended March 31, 2006: 206,324,155 shares
FY March 2005 ended March 31, 2005: 206,339,798 shares
2. Changes in methods of accounting: NO

(2) Dividends

	Dividends per share			Dividends paid for the year	Dividend pay-out ratio	Ratio of dividends to shareholder's equity
		Interim	Year-end			
	Yen	Yen	Yen	Millions of Yen	%	%
FY March 2006 (Ended March 31, 2006)	¥20.00	¥10.00	¥10.00	¥4,126	40.6%	2.3%
FY March 2005 (Ended March 31, 2005)	¥20.00	¥ 7.50	¥12.50	¥4,126	2,500.0%	2.4%

(3) Non-Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY March 2006 (As of March 31, 2006)	¥300,513	¥182,048	60.6%	¥881.98
FY March 2005 (As of March 31, 2005)	¥318,071	¥172,791	54.3%	¥836.97

Notes: 1. Number of outstanding shares at the end of the year:
FY March 2006 as of March 31, 2006: 206,317,517 shares
FY March 2005 as of March 31, 2005: 206,330,276 shares
2. Number of treasury stock at the end of the year:
FY March 2006 as of March 31, 2006: 207,109 shares
FY March 2005 as of March 31, 2005: 194,350 shares

2. FORECASTS OF RESULTS FOR FY MARCH 2007 (April 1, 2006–March 31, 2007)

	Net sales	Recurring profit	Net income	Interim dividends per share	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
FY March 2007 interim period	¥169,000	¥ 8,000	¥6,000	¥10.00	—	—
FY March 2007	¥323,000	¥10,000	¥7,000	—	¥10.00	¥20.00

Reference: Net income per share for the fiscal year is forecast to be ¥33.93 on a non-consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts.

3. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY March 2006 (As of Mar. 31, 2006)	FY March 2005 (As of Mar. 31, 2005)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 5,614**	¥ 24,839	¥(19,225)
Notes receivable	**5,025**	5,645	(620)
Accounts receivable	**29,397**	33,314	(3,917)
Products and goods	**15,958**	16,192	(234)
Raw material	**1,879**	2,028	(149)
Products in progress	**7,978**	8,175	(197)
Advances	**96**	170	(74)
Deferred income taxes	**11,176**	11,045	131
Other current assets	**3,628**	3,742	(114)
Allowance for doubtful accounts	**(1,286)**	(1,036)	(250)
Total current assets	**79,469**	104,118	(24,649)
Fixed assets:			
Tangible assets:			
Buildings	**22,519**	23,211	(692)
Structures	**3,192**	3,360	(168)
Machinery and equipment	**7,066**	7,565	(499)
Conveyance devices	**101**	110	(9)
Tools, furniture and fixtures	**4,539**	4,632	(93)
Land	**50,984**	51,464	(480)
Construction in progress	**1,235**	609	626
Total tangible assets	**89,639**	90,955	(1,316)
Intangible assets:			
Rights on leasehold land	**99**	103	(4)
Total intangible assets	**99**	103	(4)
Investments and other assets:			
Investment securities	**40,222**	27,407	12,815
Shares of affiliated companies	**57,702**	58,321	(619)
Investment in capital	**0**	105	(105)
Affiliated company investments	**18,422**	17,441	981
Long-term loans	**609**	827	(218)
Long-term employee loans	**0**	0	0
Long-term affiliated company loans	**65**	84	(19)
Bankrupt, rehabilitating securities	**16**	350	(334)
Deferred income taxes	**11,796**	15,402	(3,606)
Guarantee deposits for leased real estate	**2,265**	2,268	(3)
Long-term accrued expenses	**867**	1,289	(422)
Other assets	**530**	559	(29)
Allowance for doubtful accounts	**(715)**	(1,009)	294
Reserve for loss on investments	**(480)**	(154)	(326)
Total investments and other assets	**131,304**	122,894	8,410
Total fixed assets	**221,043**	213,952	7,091
Total assets	**¥300,513**	¥318,071	(17,558)

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY March 2006 (As of Mar. 31, 2006)	FY March 2005 (As of Mar. 31, 2005)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes payable	**¥ 589**	¥ 728	¥ (139)
Accounts payable	**19,334**	20,422	(1,088)
Short-term loans	**3,156**	1,908	1,248
Current portion of long-term debt	**300**	17,038	(16,738)
Accrued payables	**4,164**	4,991	(827)
Accrued expenses	**18,704**	21,224	(2,520)
Corporate tax payables	**1,859**	10,004	(8,145)
Advances received	**298**	518	(220)
Money entrusted	**768**	725	43
Reserve for after-care expenses	**55**	57	(2)
Warranty reserve	**1,560**	1,349	211
Reserve for subsidiary support	**103**	375	(272)
Deferred unrealized profit	**—**	69	(69)
Other current liabilities	**375**	464	(89)
Total current liabilities	**51,271**	79,877	(28,606)
Long-term liabilities:			
Long-term debt	**—**	300	(300)
Deferred income taxes on land revaluation	**15,206**	11,842	3,364
Accrued employees' retirement benefits	**22,859**	22,697	162
Accrued directors' retirement benefits	**632**	677	(45)
Long-term deposits received	**27,694**	29,036	(1,342)
Other fixed liabilities	**800**	848	(48)
Total long-term liabilities	**67,193**	65,402	1,791
Total liabilities	**118,465**	145,279	(26,814)
SHAREHOLDERS' EQUITY			
Common stock	**28,534**	28,534	—
Capital surplus	**40,054**	40,054	—
Earned surplus:			
Legal reserve			
Retained income	**4,159**	4,159	—
Reserve for special depreciation	**11**	—	11
Reserve for advanced depreciation	**2,334**	2,502	(168)
Special reserve for replacement asset acquisition	**565**	—	565
General reserve	**68,710**	84,710	(16,000)
Total retained income	**71,620**	87,212	(15,592)
Unappropriated income	**13,258**	(8,116)	21,374
Total earned surplus	**89,038**	83,255	5,783
Reserve for land revaluation	**10,415**	14,255	(3,840)
Net unrealized holding gains on other securities	**14,263**	6,926	7,337
Treasury stock, at cost	**(258)**	(235)	(23)
Total shareholders' equity	**182,048**	172,791	9,257
Total liabilities, and shareholders' equity	**¥300,513**	¥318,071	(17,558)

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Income

	FY March 2006 (Apr. 1, 2005–Mar. 31, 2006)		FY March 2005 (Apr. 1, 2004–Mar. 31, 2005)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales:					
Merchandise and product sales	¥276,935		¥298,087		¥(21,152)
Other	44,317		43,458		859
Total net sales	321,252	100.0	341,546	100.0	(20,294)
Cost of sales:					
Merchandise and product cost of sales					
Inventory of merchandise and products at start of period	16,192		15,211		981
Reversal of valuation loss on raw materials and work in progress brought forward	102		94		8
Cost of production	205,347		207,102		(1,755)
Merchandise procured	5,890		10,178		(4,288)
Valuation loss on raw materials and work in progress	262		102		160
Inventory of merchandise and products at end of period	15,958		16,192		(234)
Subtotal	211,632		216,307		(4,675)
Other	31,780		31,147		633
Total cost of sales	243,413	75.8	247,455	72.5	(4,042)
Gross profit:	77,839	24.2	94,091	27.5	(16,252)
Reversal of disposal of deferred unrealized income brought forward	69		287		(218)
Disposal of deferred unrealized income	—		69		(69)
Gross profit, net	77,909	24.3	94,309	27.6	(16,400)
Selling, general and administrative expenses	69,923	21.8	71,670	21.0	(1,747)
Operating income	7,986	2.5	22,638	6.6	(14,652)
Non-operating income:					
Interest received	62		36		26
Dividends received	5,836		1,861		3,975
Foreign exchange gain	279		697		(418)
Other	284		483		(199)
Total non-operating income	6,462	2.0	3,079	0.9	3,383
Non-operating expenses:					
Interest paid	104		188		(84)
Cash discounts	21		23		(2)
Other	371		361		10
Total non-operating expenses	498	0.2	573	0.1	(75)
Recurring profit	¥13,950	4.3	¥25,145	7.4	(11,195)

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Income *(Continued from the previous page)*

	FY March 2006 (Apr. 1, 2005–Mar. 31, 2006)		FY March 2005 (Apr. 1, 2004–Mar. 31, 2005)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Extraordinary income:					
Gain on sale of fixed assets	¥ 764		¥ 201		¥ 563
Reversal of reserve for after-care expenses	8		12		(4)
Reversal of warrantry reserve	315		426		(111)
Reversal of reserve allowance for losses on investments	59		—		59
Gain on sale of investment securities	605		6,338		(5,733)
Bad debt reserve	—		131		(131)
Gain on return of substitutional portion of employee welfare pension funds	—		16,863		(16,863)
Total extraordinary income	1,753	0.5	23,973	7.0	(22,220)
Extraordinary loss:					
Loss on removal of fixed assets	507		461		46
Loss on revaluation of investment securities	83		70		13
Loss on revaluation of stock in subsidiaries	1,011		2,478		(1,467)
Reserve for investment losses	104		154		(50)
Reserve for subsidiary support	103		375		(272)
Loss on sales of investment securities	—		4		(4)
Impairment losses	—		32,549		(32,549)
Total extraordinary loss	1,811	0.5	36,094	10.6	(34,283)
Income before income taxes and minority	13,892	4.3	13,024	3.8	868
Current income taxes	5,167	1.6	9,651	2.8	(4,484)
Deferred income taxes (benefit)	(1,517)	(0.5)	3,108	0.9	(4,625)
Net income	10,242	3.2	264	0.1	9,978
Retained earnings at beginning of period	4,796		3,774		1,022
Reversal of reserve for land revaluation	282		(10,607)		10,889
Interim dividendses	2,063		1,547		516
Retained earnings at end of period	¥13,258		¥(8,116)		21,374

Note: Figures of less than ¥1 million have been omitted.

(3) Profit Appropriation

	Millions of yen	
	FY March 2006 (June 27, 2006)	FY March 2005 (June 24, 2005)
Retained earnings (loss) at end of year	**¥13,258**	¥(8,116)
Reversal of retained earnings:		
Reversal of reserve for special depreciation	**1**	—
Reversal of reserve for advanced depreciation	**170**	236
Reversal for special account on replaced property	**565**	—
Transfer from general reserve	—	16,000
Total	**13,995**	8,119
Appropriation of earnings:		
Dividends	**2,063**	2579
	(¥10 per share)	(¥12.5 per share)
Bonuses for directors	**80**	100
[Including bonuses to auditors]	**[12]**	[15]
Reserve for special depreciation	**1**	11
Reserve for advanced depreciation	**301**	68
Reserve for special account on replaced property	**599**	565
General reserve	**6,000**	—
Unappropriated earnings carried forward	**¥4,950**	¥4,796

Notes: 1. The Company paid interim cash dividends totaling ¥2,063 million (¥10 per share) on December 12, 2005.
2. June 24, 2005, was the date of approval by the General Meeting, and June 27, 2006, is the scheduled date for approval in 2006.

Exhibit 3

Appendix to Flash Report for Fiscal Year Ended March 31, 2006

Company Name: YAMAHA CORPORATION
Representative Director: Shuji Ito, President
Address: Nakazawa-cho 10-1, Hamamatsu, Shizuoka, Japan
Code Number: 7951
Contact: Public & Investor Relations Group, Public Relations Division
Tel: +81-3-5488-6601
Fax: +81-3-5488-5060

Notification of Change in Directors

At a meeting of the Board of Directors of YAMAHA CORPORATION held on April 28, 2006, the following changes in directors were enacted:

1. Change Regarding Directors

(1) Candidate for Appointment as Directors

Director	Mitsuru Umemura(currently senior executive officer, general manager of musical instruments group) (scheduled to become managing director)
Director	Hiroo Okabe(currently executive officer, deputy general manager of musical instruments group)

(2) Outgoing Directors

Director	Shinya Hanamoto (scheduled to become representative director of Yamaha Music Tokyo Co., Ltd.)
Director	Tokihisa Makino(scheduled to become corporate advisor)

*This change is to be effected on June 27, 2006.

2. Change Regarding Auditor

(1) Candidate for Appointment as Auditor

Auditor	Yasuharu Terai(currently representative director of Yamaha Motor Solutions Corp.)

(2) Outgoing Auditor

Auditor	Haruhiko Wakuda

3. Change Regarding Executive Officers

(1)Candidates for Appointment as Executive Officer

Executive officer	Masaaki Koshiba (currently president of Yamaha Music & Electronics(China) Co., Ltd.)
Executive officer	Yoshihiro Doi (currently president of Yamaha Corporation of America)
Executive officer	Takuya Nakata(currently general manager of pro audio & digital musical instruments division)

(2)Outgoing Executive Officer

Senior executive officer	Mitsuru Umemura(scheduled to become managing director)
Executive officer	Katsuhiro Tokuda
Executive officer	Hiroo Okabe(scheduled to become director)

*This change is to be effected on June 27, 2006.

Exhibit 4

April 28, 2006

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Overview of Operating Results for the Fiscal Year Ended March 31, 2006, and Forecasts for Year Ending March 31, 2007

Operating Results for the Fiscal Year Ended March 31, 2006

Consolidated sales remained at approximately the same level as in the previous fiscal year and operating and recurring income declined for the second consecutive year; however, net income rose in the year under review

Consolidated net sales for the fiscal year ended March 31, 2006, amounted to ¥534.1 billion, approximately the same as for the previous fiscal year. Sales in the core musical instruments segment rose from the prior year. However, sales in the AV/IT segment declined, and the sales in the electronic equipment and metal products segment, whose core product is semiconductors, decreased significantly. Sales in the lifestyle-related products and others segments increased.

Consolidated operating income decreased a substantial 32.4% in comparison with the previous fiscal year, to ¥24.1 billion. Although the lifestyle-related products and others segments reported higher income and the profitability of the recreation segment improved, the operating income of the electronic equipment and metal products segments and the AV/IT segments dropped, and, although the musical instruments segment posted a gain in sales, operating income remained at about the same level as in the previous fiscal year.

As a result, consolidated recurring profit declined 14.7% from previous year, to ¥35.2 billion, despite an expansion in equity in earnings of unconsolidated subsidiaries and affiliates as a result of the strong performance of Yamaha Motor Co., Ltd., an affiliated accounted for under the equity method.

Consolidated net income rose 42.8% from the prior fiscal year, to ¥ 28.1billion, principally owing to the absence of impairment losses on fixed assets recognized in the previous fiscal year.

Compared with the forecast for the fiscal year ending March 31, 2006, issued on February 8, 2006, at the time of the announcement of operating results for the third quarter, sales were ¥5.1 billion higher than expectations. In terms of profit, operating and recurring profit for the fiscal year under review were as forecast, while net income exceeded our forecasts by ¥2.1 billion.

Sales and Operating Income by Business Segment

(Figures in parentheses are percentage changes from the previous fiscal year.)

Musical Instruments — Sales of ¥314.1 billion (+3.8% year on year) and operating income of ¥14.1 billion (–0.4% year on year)

Sales expanded as a result of strong conditions in overseas markets. Sales of pianos were firm in overseas markets, especially in North America. In the electronic instruments segment, sales of the Electone "STAGEA" reported a marked decrease as demand peaked out and declined, but sales of digital keyboards and synthesizers increased. In addition, sales of professional audio equipment rose in overseas markets, particularly in North America, while sales of wind, string, and percussion instruments posted gains in the domestic market as well as in the markets of North America and the rest of Asia. The music schools segment increased its sales owing to promoting enrollment of students and expanding a new Uni style™ range of music schools in suburban locations and music schools specifically for adults in city locations in Japan. YAMAHA's English-language schools increased their sales. Operating income remained at approximately the same level as during the previous fiscal year, owing to the effect of changes in the composition of sales, higher logistics costs, costs associated with cutbacks in production and disposal of inventories of certain products, and other factors.

AV/IT — Sales of ¥75.9 billion (–2.3%) and operating income of ¥2.1 billion (–42.1%)

Sales of audio equipment declined, despite a favorable market response to the Company's newly introduced Digital Sound Projector YSP Series, principally because of lackluster conditions and other factors in the home theater market. In addition, sales of IT equipment declined because of growing competition and further declines in prices in the market for enterprise-use routers. As a result, sales and operating income in the AV/IT segment as a whole declined.

Electronic Equipment and Metal Products — Sales of ¥56.2 billion (–18.7%) and operating income of ¥7.9 billion (–60.3%)

Sales and operating income in the semiconductor business decreased markedly from the previous fiscal year, owing to a decline in the unit volume of sales of LSI sound chips for mobile phones and lower prices for these devices. On the other hand, sales of electronic metal products increased. As a consequence, major declines in sales and operating income were recorded because of the drop in gross profit on sales.

Lifestyle-Related Products — Sales of ¥45.2 billion (+5.5%) and operating income of ¥1.2 billion (versus a loss of ¥24 million in the previous fiscal year)

Sales expanded over the previous year, reflecting the strengthening of the Company's home refurbishment business operations and a favorable response to the introduction of new system kitchens equipped with artificial marble countertops. Major improvements were made in profitability owing to the rise in sales combined with reductions in manufacturing costs and cutbacks in fixed costs.

Recreation — Sales of ¥18.0 billion (–1.5%) and an operating loss of ¥1.8 billion (versus an operating loss of ¥2.3 billion in the previous fiscal year)

Although market demand for lodging showed a steady rising trend, Company sales experienced a slight decline as revenues from wedding-related and other activities decreased. The operating loss diminished from the previous year because of lower selling and administrative expenses due mainly to lower depreciation.

Others — Sales of ¥24.7 billion (+4.7%) and operating income of ¥0.58 billion (+245.4%)

In the golf products business, sales of new golf clubs that meet rules restricting club kickback effect were firm in Japan and overseas, thus leading to a rise in total golf-related sales. Other factors contributing to overall expansion in sales of this segment were improved revenues from the factory automation (FA) business and recovery in orders in the metallic mold and components business. In addition, sales in the automobile interior wood components business increased as a result of the development of new customers. As a consequence of these factors, sales and operating income in the segment as a whole increased for the fiscal year under review.

Parent Company Operating Results — Echoing the consolidated results, non-consolidated net sales and operating income declined for the second consecutive fiscal year but net income rose.

For YAMAHA CORP. on a non-consolidated basis, sales declined 5.9%, to ¥321.3 billion, higher than was forecast for the full year at the time of the announcement of operating results for the third quarter. However non-consolidated operating income declined 64.7%, to ¥8.0 billion, and recurring profit decreased 44.5%, to ¥14.0 billion. Both these figures were lower than the forecasts for the full year released at the time of the announcement of operating results for the third quarter. Net income, however, amounted to ¥10.2 billion, representing a strong recovery of 3,770.3% from a year earlier that was in line with the forecast announced along with the operating results for the third quarter.

Outlook for the Fiscal Year Ending March 31, 2007 — Higher consolidated net sales with profitability at about the same level as in the previous year.

Fiscal 2007 will be the final year of the YSD medium-term management plan. For fiscal 2007, on a consolidated basis, the Company is forecasting increases in net sales and operating income in its core musical instruments business, with lower sales and slightly higher operating income in the lifestyle-related products segment, along with improvement in profitability in the recreation segment. However, in the AV/IT segment, the Company is forecasting sales at approximately the same level as in fiscal 2006, but with a decline in operating income. In the electronic equipment and electronic metal products segment, the outlook is for unavoidable decreases in sales and operating income because of greater competition in LSI sound chips for mobile phones. As a result, on an overall basis, the Company will fall short of the goal set in the medium-term plan of ¥50.0 billion in operating income.

On a non-consolidated basis, the Company is forecasting sales of ¥323.0 billion, operating income of ¥6.5 billion, recurring income of ¥10.0 billion, and net income of ¥7.0 billion.

Note: Sales and income figures in the text have been rounded to the nearest ¥100 million (one tenth of a billion yen). Figures in parentheses are generally percentage changes from the previous period.

For further information, please contact:

YAMAHA CORPORATION
Public Relations Division
Mr. Misao Tanaka

TEL.: +81-3-5488-6601
FAX: +81-3-5488-5060

Exhibit 5

FY March 2006 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Results (Previous Year) FY Mar. 05	Projections (Feb. 8, 2006) FY Mar. 06	Results FY Mar. 06	Projections (Full Year) FY Mar. 07	Projections (Interim Period) FY Mar. 07
Net Sales	534.1	529.0	534.1	546.0	265.0
JAPAN Sales	312.9 (58.6%)	292.7 (55.3%)	295.2 (55.3%)	290.4 (53.2%)	143.4 (54.1%)
Overseas Sales	221.2 (41.4%)	236.3 (44.7%)	238.9 (44.7%)	255.6 (46.8%)	121.6 (45.9%)
Operating Income	35.7 (6.7%)	24.0 (4.5%)	24.1 (4.5%)	25.0 (4.6%)	11.0 (4.2%)
Recurring Profit	41.3 (7.7%)	35.0 (6.6%)	35.2 (6.6%)	35.0 (6.4%)	17.0 (6.4%)
Net Income	19.7 (3.7%)	26.0 (4.9%)	28.1 (5.3%)	28.0 (5.1%)	14.0 (5.3%)
Currency Exchange Rate (=yen)	108/US$ 133/EUR	111/US$ 134/EUR	113/US$ 135/EUR	115/US$ 134/EUR	115/US$ 134/EUR
ROE(*1)	7.4%	8.9%	9.5%	8.6%	8.7%
ROA(*2)	3.9%	5.1%	5.5%	5.3%	5.3%
Earnings per share	95.1yens	126.1yens	136.0yens	135.8yens	67.9yens
Capital Expenditure	22.7	24.0	22.9	27.0	15.0
Depreciation	19.0	19.5	18.9	20.0	9.8
R&D Expenditure	23.0	23.0	24.1	24.5	12.8
Loans & Equivalents (*3)	-4.6	-2.0	-8.0	-9.3	17.0
Free Cash Flow					
Operating Activities	39.6	22.4	25.5	33.6	-6.6
Investing Activities	-12.9	-20.2	-18.1	-25.7	-14.5
Total	26.7	2.2	7.4	7.9	-21.1
Inventories at end of period	78.4	72.5	77.9	73.7	84.6
No. of Employees					
JAPAN	11,711	11,600	11,768	11,734	12,018
Overseas Sales	12,149	13,270	13,560	13,556	14,265
Total (*4)	23,860	24,870	25,328	25,290	26,283
(Newly consolidated)		(913)	(976)		
Sales by Business Segment					
Musical Instruments	302.6 (56.7%)	309.0 (58.4%)	314.1 (58.8%)	325.0 (59.5%)	160.0 (60.4%)
AV/IT	77.7 (14.5%)	77.0 (14.6%)	75.9 (14.2%)	76.0 (13.9%)	34.3 (12.9%)
Electronic Equipment and Metal	69.0 (12.9%)	56.0 (10.6%)	56.2 (10.5%)	54.0 (9.9%)	26.4 (10.0%)
Lifestyle-Related	42.8 (8.0%)	44.5 (8.4%)	45.2 (8.5%)	43.0 (7.9%)	21.5 (8.1%)
Recreation	18.3 (3.4%)	18.0 (3.4%)	18.0 (3.4%)	19.0 (3.5%)	9.7 (3.7%)
Others	23.6 (4.4%)	24.5 (4.6%)	24.7 (4.6%)	29.0 (5.3%)	13.1 (4.9%)
Operating Income by Business Segment					
Musical Instruments	14.2	14.0	14.1	19.0	9.4
AV/IT	3.7	1.0	2.1	1.5	0.2
Electronic Equipment and Metal	20.0	8.0	7.9	2.0	0.7
Lifestyle-Related	0.0	1.5	1.2	1.5	0.6
Recreation	-2.3	-1.5	-1.8	-1.0	-0.3
Others	0.2	1.0	0.6	2.0	0.4

Non Consolidated Basis

Net Sales	341.5	318.0	321.3	323.0	169.0
Operating Income	22.6 (6.6%)	9.0 (2.8%)	8.0 (2.5%)	6.5 (2.0%)	5.5 (3.3%)
Recurring Profit	25.1 (7.4%)	14.5 (4.6%)	14.0 (4.3%)	10.0 (3.1%)	8.0 (4.7%)
Net Income	0.3 (0.1%)	10.0 (3.1%)	10.2 (3.2%)	7.0 (2.2%)	6.0 (3.6%)

* 1,2 The ROE and ROA of the interim period for FY March 2007 are calculated on an annually adjusted basis.

* 3 Loans & Equivalents = Loans (Short term , Long term) - Cash & Bank Deposit

* 4 No. of Employees = No. of employees at end of period

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

Exhibit 6

April 28, 2006

For immediate release

Yamaha Corporation
Shuji Ito, President and Representative Director
10-1, Nakazawa-cho, Hamamatsu-shi, Shizuoka
Code no.: 7951
Stock exchange: TSE First Section
For further information, contact:
Corporate & Investor Relations(Tel.: 03-5488-6601)

Yamaha Announces Policy on Large Purchases of Company Shares (Anti-Takeover Measures)

At the Board of Directors' meeting held today, Yamaha Corporation established a policy (hereinafter, "the Policy") pertaining to any potential purchase of the Company's shares and other securities[1] that will result in the acquisition of a 20%-or-greater share of voting rights[2] in the Company (hereinafter, "Large Share Purchase") by any given group of shareholders[3] (hereinafter "Large Share Purchaser"), regardless of the specific method used to make the purchase, including but not limited to market transactions and tender offers, with the exception of cases where the Board of Directors has already agreed to the purchase. The Policy is designed to avoid an irrational takeover that is not in the best interests of the Company or its shareholders and shall take effect following the implementation of the new Japanese corporate law.

All four corporate auditors, including one outside auditor, attended the Board of Directors' meeting at which the Policy was adopted and expressed approval of the Policy, provided that it is implemented properly.

1. Purpose of the Policy

The Board of Directors recognizes that Yamaha is a listed company, and, as such, its shares are traded freely; however, we believe that shareholders should make the final decision as to whether to accept a Large Share Purchase offer from any specific party. In addition, we believe that the Board of Directors must provide shareholders with necessary and sufficient information to make appropriate decisions pertaining to any Large Share Purchase offers. To this end, the Board of Directors will reach a consensus regarding such proposals following the evaluation and consideration of all necessary information pertaining to the Large Share Purchase, which is to be provided by the prospective Large Scale Purchaser, and share its opinion with shareholders to promote informed decision making. Furthermore, the Board of Directors will negotiate with the Large Share Purchaser and offer shareholders alternative plans as required.

Over its long history of operations, the Yamaha Group has created a corporate structure like no other in the world. Under the Yamaha brand, we have developed core businesses anchored in music and sound. The inherent connections between our manufacturing operations, which are focused on musical instruments and related hardware, and our service operations, which include Yamaha music schools and music distribution services, are part of what makes our corporate structure different from the rest. Specifically, ongoing initiatives to promote music popularization and meet the needs of professionals are key to our flagship musical instrument business, and Yamaha has moved forward with such activities rooted in relationships built on trust with business partners in musical instruments and music business.

We believe that shareholders cannot make proper determinations as to prospective future shareholder value without an adequate understanding of these and other corporate activities. For this reason, Yamaha has engaged in investor relations (IR) activities aimed at ensuring that investors and shareholders have an appropriate understanding of the value of the Company's shares. However, in the event of a sudden Large Share Purchase, we believe that it is vital that shareholders receive necessary and sufficient information from both the Large Share Purchaser and Yamaha's Board of Directors in order to make a proper decision within a short period of time as to the appropriateness of the Large Share Purchaser's offer. In addition, it is important that shareholders considering long-term investment in the Company are provided with information regarding the effects of the Large Share Purchase on the Company and the Large Share Purchaser's intentions regarding participation in the Company's management insofar as specific management policies and business plans, including policies regarding employee, affiliate, business partner, customer, and other stakeholder relationships. Likewise, we believe the Board of Directors' opinion of a prospective Large Share Purchase to be important decision-making criteria for shareholders.

Upon consideration of these factors, the Board of Directors has come to the conclusion that the Large Share Purchaser should provide shareholders with necessary and sufficient information to make a decision regarding a Large Share Purchase prior to the transaction. After the Board of Directors receives the said information, it will rapidly commence work to form a consensus on the proposed Large Share Purchase by carefully considering the matter while receiving advice from outside experts. The Board will make its views public upon forming an opinion. In addition, the Board of Directors will negotiate with the Large Share Purchaser and offer shareholders alternative plans as required. This process will enable shareholders to examine the offers of prospective Large Share Purchasers while taking into consideration the opinions of the Board of Directors as well as any alternative plans proposed by the Board, facilitating sound decision making.

In conclusion, the Board of Directors has determined it to be in the best interests of both the Company and shareholders to apply rational rules to Large Share Purchases based on the aforementioned views and has thus established certain rules pertaining to the provision of information prior to such transactions (hereinafter, "Large Share Purchase Rules"), which are discussed in further detail below.

2. Establishment of Large Share Purchase Rules

Yamaha's Board of Directors believes it to be in the best interests of both the Company and shareholders to apply the Large Share Purchase Rules set out below to any Large Share Purchase. The Large Share Purchase Rules are as follows: (i) the Large Share Purchaser is to provide sufficient information to the Board of Directors prior to the transaction and (ii) the Large Share Purchase is to commence following a fixed period of evaluation by the Board.

The process for which a Large Share Purchase will ensue pursuant to the Large Share Purchase Rules is outlined below.

(1) Submission of a Statement of Intent
A Large Share Purchaser interested in making a Large Share Purchase is to first submit a Statement of Intent containing a pledge to comply with the Large Share Purchase Rules to the Company's Board of Directors. The Statement of Intent is to include the Large Share Purchaser's name, address, governing law for establishment, representative's name, contact information, and an overview of the intended Large Share Purchase.

In addition, the Board of Directors is to promptly disclose receipt of the Statement of Intent from the Large Share Purchaser.

(2) Submission of Information Regarding the Large Share Purchase
The Large Share Purchaser is to provide sufficient information to the Board of Directors to allow it to form an opinion and shareholders to make a decision regarding the proposal (hereinafter, "Large Share Purchase Information"). Within five business days of receipt of the aforementioned Statement of Intent, the Company is to deliver to the Large Share Purchaser a request list of Large Share Purchase Information to be initially provided by the said Purchaser. Large Share Purchase Information includes the following:

(a) An overview of the Large Share Purchaser, including association members and other constituent members if the said Purchaser is an association or fund, and its group, including specific names, capital structure, and financial structure
(b) The purpose and nature of the Large Share Purchase, including the purchase price and form of payment, purchase timing, relevant transaction methods, the legality of the proposed purchase method, and the probability of purchase execution
(c) The basis for determination of the purchase price, including facts and assumptions on which determinations are based, calculation methods, numerical information used to make determinations, and the estimated value of synergies arising from the series of transactions involved in the purchase as well as the basis for determination of the said value and corroboration of purchase fund availability, including the specific name of the fund provider (including the material provider), procurement method, and nature of relevant transactions
(d) The Large Share Purchaser's intentions following completion of the Large Share Purchase with regard to management policies, business plans, capital policies, dividend policies, and other policies pertaining to the treatment of employees, business partners, customers, and other stakeholders
(e) Other information necessary for the Board of Directors to make a rational decision

In addition, the Board of Directors will disclose the fact that a Large Share Purchase has been proposed as well as Large Share Purchase Information and other information as it sees fit.

(3) Provision of Additional Large Share Purchase Information

The Board of Directors will begin examining Large Share Purchase Information upon its receipt. In the event that the Board of Directors finds the information initially provided insufficient to constitute Large Share Purchase Information, it may require provision of additional information to satisfy Large Share Purchase Information requirements. In this case, the Board of Directors shall notify the Large Share Purchaser as to the information that it requires and the reasoning behind the said request for information. The Board of Directors shall establish an appropriate deadline by which the Large Share Purchaser is to supply the aforementioned information.

In addition, the Board of Directors may seek advice from outside experts during the assessment period detailed below in (4) to determine whether the Large Share Purchase Information that has been provided is sufficient or additional information should be obtained and to ensure that the Large Share Purchase is in the best interests of shareholders as well as the Company in terms of corporate value. Outside experts include financial advisors, certified public accountants, lawyers, and consultants, and the Company intends to use independent third parties as outside experts (hereinafter, the same).

(4) Assessment Period

Should the Board of Directors determine that sufficient Large Share Purchase Information has been provided via the process outlined above, it will then assess the Large Share Purchase Information through deliberation and negotiation to form an opinion and establish alternative plans (hereinafter, "Assessment Process") within a set period of time (hereinafter, "Assessment Period"). The Assessment Period shall be either (i) or (ii) below, depending on the nature of the Large Share Purchase. The Large Share Purchaser shall proceed only after the Assessment Period has lapsed.

(i) A 60-day Assessment Period shall be granted for a prospective Large Share Purchase in which all shares are to be purchased via a cash tender offer (Japanese yen).
(ii) A 90-day Assessment Period shall be granted for any prospective Large Share Purchase outside the scope of (i) above.

However, the Board of Directors reserves the right to extend the Assessment Period as required to examine the nature of the Large Share Purchase, negotiate with the Large Share Purchaser, formulate substitute plans, and/or take other steps to protect the interests of shareholders and the Company in terms of corporate value.

In addition, should the Board of Directors extend the Assessment Period, the Board shall promptly disclose its reason for the extension, the extended period, and other matters as it deems fit following its resolution regarding the said extension.

(5) Disclosure of the Board of Directors' Opinion and the Proposal of Alternative Plans

During the Assessment Period, the Board of Directors will conduct a thorough assessment and examination of the Large Share Purchase Information it has received while receiving advice from outside experts to carefully form an opinion on the proposal, which it shall make public. In addition, the Board of Directors shall negotiate with the prospective Large Share Purchaser, with the aim of improving the terms of the Large Share Purchase and offer shareholders alternative plans as necessary.

3. Countermeasures in the Event of Non-Compliance with Large Share Purchase Rules

Should a Large Share Purchaser fail to comply with the Large Share Purchase Rules, Yamaha's Board of Directors may take measures against the Large Share Purchaser to protect the Company's corporate value as well as the interests of its shareholders, including the issuance of stock options without compensation and other actions permissible by law and the Company's Articles of Incorporation.

The Board of Directors will select specific countermeasures as deemed appropriate at the given time. Should the Board of Directors elect to issue stock options without compensation as a countermeasure, the outline of the issuance thereof shall be as described in the attachment hereto. In addition, should the Board of Directors elect to issue stock options without compensation, it may determine the exercise period, exercise conditions, and other stock option terms taking into account the effectiveness thereof as a countermeasure.

The purpose of the Large Share Purchase Rules is to provide an opportunity for shareholders to receive necessary information about the Large Share Purchase as well as the opinion of and alternative plans from the Board of Directors to determine whether the Large Share Purchase is acceptable. The Large Share Purchase Rules are designed to protect the interests of shareholders as a whole in the event of a Large Share Purchase with the potential to impact the management of the Company. If a Large Share Purchaser complies with the Large Share Purchase Rules, the Board of Directors shall not attempt to interfere with the Large Share Purchase at its own discretion, unless it is clear that the Large Share Purchase will cause irreparable damage or loss to the Company.

Yamaha believes the establishment of the Large Share Purchase Rules and countermeasures to non-compliance with the said Rules to be reasonable and appropriate actions taken to protect the legitimate interests of shareholders as a whole. At the same time, the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large Share Purchaser who fails to comply with the Large Share Purchase Rules. Therefore, the Board of Directors hereby advises against moving forward with a Large Share Purchase in violation of the Large Share Purchase Rules.

4. Impact on Shareholders and Investors

(1) Impact of the Large Share Purchase Rules on Shareholders and Investors

The purpose of the Large Share Purchase Rules is to provide an opportunity for shareholders to receive information necessary to determine whether to accept the Large Share Purchase, the opinion of the Board of Directors currently responsible for the Company's management, and alternative plans. We believe that the Large Share Purchase Rules ensure that shareholders receive sufficient information to make an appropriate decision as to whether to accept the Large Share Purchase, which, in turn, serves to protect the interests of shareholders as a whole. Accordingly, the Board of Directors believes that the establishment of the Large Share Purchase Rules is prerequisite to appropriate decision making on the part of shareholders and investors, and, as such, for the benefit of shareholders and investors.

The Board of Directors hereby advises shareholders and investors to carefully observe the actions of prospective Large Share Purchasers as the Company's response to the Large Share Purchase offer will differ depending on whether the said Large Share Purchaser complies with the Large Share Purchase Rules, as described in 3 above.

(2) Impact of Countermeasures on Shareholders and Investors
Should a Large Share Purchaser fail to comply with the Large Share Purchase Rules, the Board of Directors may take measures against the Large Share Purchaser to protect the interests of shareholders as a whole as permitted by law and the Company's Articles of Incorporation. However, the Board of Directors shall not take countermeasures expected to result in economic damage or the loss of legal rights on the part of shareholders, excluding Large Share Purchasers who fail to comply with the Large Share Purchase Rules. Should the Board of Directors elect to take a specific countermeasure, it shall disclose this information in a timely and appropriate manner, pursuant to the law and stock market regulations.

Should stock options be issued without compensation as a countermeasure, procedures of concern to shareholders with regard to the exercise of stock options and the acquisition of stock options by the Company are as follows:

(1) Exercise of Stock Options by Shareholders
Should a shareholder exercise stock options, the said shareholder is required to make a certain payment within a specified period of time in order to acquire new shares. Should the Company actually issue stock options without compensation, the Board of Directors shall announce detailed procedures at that time in accordance with the law.

(2) Acquisition of Stock Options by the Company
Should the Company acquire stock options in exchange for shares, shareholders possessing the stock options to be acquired by the Company as determined by the Board of Directors may receive shares in consideration for the said stock options without following the procedures for exercising stock options, including payment of the exercise price, provided that the Company follows procedures for acquisition.

In addition, should the Company issue stock options without compensation as detailed above, shareholders who have not been recorded in the register of shareholders must complete registration by the record date, which will be determined separately and announced by the Board of Directors, to acquire the stock options.

5. Effective Term of the Large Share Purchase Rules
The aforementioned policy shall remain in effect until the first meeting of the Board of Directors subsequent to the ordinary general shareholders meeting to be held in June 2006. Yamaha's directors serve for a period of one year. Thus, a Board of Directors comprising directors elected by shareholders at the ordinary general shareholders meeting to be held in June 2006 will determine whether to keep or abolish the aforementioned policy. Each year, the new Board of Directors will decide whether to implement the policy regardless of its status in the previous year. In addition, director candidates' support or lack thereof for the policy is to be stated in the Board of Directors' agenda pertaining to the appointment of directors. Furthermore, even if the

Board of Directors decides to extend the effective term of the policy, it reserves the right to revise the said policy as required to protect or enhance corporate value and the interests of shareholders as a whole in consideration of relevant laws.

Notes:
1. "Shares and other securities" refers to shares and other securities as defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law of Japan.

2. "Share of voting rights" refers to (i) the shareholding ratio of the holder as defined in Paragraph 4, Article 27-23 of the Securities and Exchange Law of Japan, taking into account the number of shares held by any joint holders as defined in the said paragraph (hereinafter, the same), when the "group of shareholders" is as defined in note 3 (i) below, and (ii) the sum of the shareholding ratio of the purchaser and any party with which the purchaser has a special relationship as defined in Paragraph 8, Article 27-2 of the Securities and Exchange Law of Japan when the "group of shareholders" is as defined in note 3 (ii) below.

In calculating the share of voting rights, the Company's most recently submitted annual, semiannual, or treasury stock purchase report may be used as a reference for determining the total number of voting rights as defined in Paragraph 8, Article 27-2 of the Securities and Exchange Law of Japan and the total number of issued shares as defined in Paragraph 4, Article 27-23 of the said law.

3. "Group of shareholders" refers to (i) a holder of shares and other securities as defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law of Japan, including holders pursuant to Paragraph 3, Article 27-23 of the said law (hereinafter, the same), and any joint holders as defined in Paragraph 5, Article 27-23 of the said law, including joint holders pursuant to Paragraph 6 thereof (hereinafter, the same), and (ii) a party that makes a purchase as defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law of Japan, including purchases made on securities exchange markets regardless of whether the purchase is concluded via auction, of shares and other securities as defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law of Japan and any parties with which the purchaser has a special relationship as defined in Paragraph 8, Article 27-2 of the Securities and Exchange Law of Japan.

Attachment

Overview of the Issue of Stock Options without Compensation as a Countermeasure (Subsequent to the Implementation of the New Japanese Corporate Law)

1. Shareholders entitled to receive stock options and the number of stock options to be issued

One share option will be granted without compensation for each share held by shareholders recorded in the register of shareholders of the register of beneficial shareholders as of the record date specified by the Board of Directors, excluding ordinary shares held by the Company.

2. Class and number of shares covered by the stock options

The class of shares to be issued upon exercise of stock options shall be ordinary shares, and one share will be granted for each stock option exercised, with the provision that required adjustments will be made should the Company implement a stock split or consolidation.

3. Date that the stock options take effect

The Board of Directors shall determine separately the date on which stock options are to take effect.

4. Amount to be paid upon exercise of stock options

The amount to be paid upon the exercise of one stock option shall be equal to the price of one share of stock and a minimum of ¥1.00.

5. Restrictions on the transfer of stock options

Stock options may only be transferred with the approval of the Company.

6. Acquisition of stock options by the Company

The Company will acquire all unexercised stock options, excluding stock options that cannot be exercised by the holder pursuant to the exercise conditions set out in 7 below, by the day before the acquisition date determined by the Board of Directors and will grant one ordinary share per stock option acquired.

7. Exercise period and terms of stock options

The Board of Directors shall determine separately the exercise period, exercise conditions, and other terms of stock options.

Exhibit 7

April 28, 2006

Yamaha Corporation
Representative: Shuji Ito, President and Representative Director
(Ticker: 7951, Main Bourse: Tokyo Stock Exchange First Section)
Contact: Mr. Yoshikazu Tobe, Public Affairs Manager (03-5488-6601)

Notice on Proposed Amendments to Articles of Incorporation

Yamaha Corporation (the "Company") hereby notifies that its Board of Directors has resolved in its meeting today to submit to the 182nd Ordinary General Meeting of Shareholders, which are scheduled to be held on June 27, 2006, the following proposal for amendments to the Company's Articles of Incorporation.

1. Reasons for Amendments

(1) With the "Company Law (Law No.86 of 2005)", the "Act Concerning the Rearrangement of the Relevant Laws upon Implementation of the Company Law (Law No. 87 of 2005) ("Rearrangement Law"), the "Ordinance on Implementation of the Company Law" (Ministerial Ordinance No.12 of 2006, Ministry of Justice) and the "Ordinance on the Company Computation" Ministerial Ordinance No.13 of 2006, Ministry of Justice) coming into force from May 1, 2006 respectively, the following amendments are proposed:-

1) The provisions in the "Rearrangement Law" state that the Articles of Incorporation are deemed to stipulate the following matters, and accordingly, the necessary amendments are proposed as follows:-

- To add a new provision on the organization/ position of the Company including a board of directors, auditors, a board of auditors and accounting auditor (Article 4 of the Proposed Amendments);

- To add a new provision on the issuance of shares (Article 7 of the Proposed Amendments); and

- To change the name of the "transfer agent" to the "administrator of shareholders' registry", as well as to change the scope of its duties entrusted by the Company (Article 12 of the Proposed Amendments).

2) As regards fractional units of shares, it is proposed to add a new provision for the purpose of clarifying the rights of shareholders of such shares (Article 10 of the Proposed Amendments).

3) As regards the exercise of voting rights by proxy, it is proposed to amend the relevant provision for the purpose of clarifying the number of proxies who can attend General Meetings of Shareholders on behalf of a shareholder (Article 16.2 of the Proposed Amendments).

4) In response to the increase in volume of the information disclosed at General Meetings of Shareholders, and for the purposes of improving the information content and reduce the costs and expenses thereat, it is proposed to add a new provision on disclosure on the Internet of the reference materials for General Meetings of Shareholders, stipulating that such disclosure is deemed to constitute the disclosure at the relevant General Meeting(s) of Shareholders (Article 19 of the Proposed Amendments), .

5) Since it is allowed to pass resolutions of the Board of Directors by written means as long as auditors have no objections thereto, it is proposed to add a new provision regarding resolutions of the Board of Directors by written means in case of emergency (Article 26.2 of the Proposed Amendments)..

6) For the purposes of securing capable personnel and ensuring such personnel to fully perform their expected role, it is proposed to add a new provision regarding agreements on the limited liability of outside auditors (Article 37 of the Proposed Amendments).

7) It is proposed to add a new chapter on accounting auditor (Chapter 6, Articles 38 & 39 of the Proposed Amendments).

8) Other amendments to the provisions of the Articles of Incorporation are proposed for the purpose of maintaining its consistency with the Company Law.

(2) For the purpose of improving convenience and reducing the costs and expenses thereat, public announcements of the Company is proposed to be in principle made electronically, whilst

providing alternative way(s) of making public announcements in case of accident or for any other contingency.

(3) The maximum number of directors is proposed to be reduced as a result of establishment of the executive officer system.

(4) For the purposes of securing capable personnel and ensuring such personnel to fully perform their expected role, it is proposed to add a new provision regarding agreements on the limited liability of outside directors. In this regard, the Board of Auditors has unanimously agreed to the submission of such proposal to the General Meeting of Shareholders.

(5) Other amendments, including deletion of unnecessary Articles, correction of wordings and change of numberings as a result of addition or removal of Articles, are also proposed.

2. Contents of Amendments

The contents of the proposed amendments are as shown in the Attachment.

3. Schedule

The Date of the General Meeting of Shareholders on the Proposed Amendments to the Articles of Incorporation June 27, 2006 (TUE)

The effective date of the Amendments to the Articles of Incorporation June 27, 2006 (TUE)

Attachment

(Changes to Articles of Incorporation)

(The changed sections have been underlined)

Present Articles of Incorporation	Proposed Amendments
Chapter 1 General Rules	**Chapter 1 General Rules**
(Trade Name) Article 1 (Omitted)	(Trade Name) Article 1 (Unchanged)
(Purposes) Article 2 (Omitted)	(Purposes) Article 2 (Unchanged)
(Location of Principal Office) Article 3 (Omitted)	(Location of Principal Office) Article 3 (Unchanged)
(New)	(Organizations / Positions) Article 4 In addition to the shareholders meeting and Director, the Company shall establish the following organizations / positions. (1) Board of Directors (2) Auditor (3) Board of Auditors (4) Accounting Auditor
(Public Notice) Article 4 The public notices given by this Company shall be carried in the Nihon Keizai Shinbun issued in Tokyo.	(Public Notices) Article 5 The Company shall make its public notices electronically. However, in the event that public notices cannot be made electronically due to an accident or some other unavoidable condition, the public notices shall be carried in the Nihon Keizai Shimbun business daily released in Tokyo.
Chapter 2 Shares	**Chapter 2 Shares**
(Number of Authorized Shares) Article 5 The total number of shares authorized to be issued by the Company shall be seven hundred million (700,000,000). If any part of it is canceled, the corresponding number of authorized shares shall be reduced.	(Allowable Number of Issued Shares) Article 6 The total number of shares that can be issued by the Company shall be seven hundred million (700,000,000).
(New)	(Issuing Stock Certificates) Article 7 The Company shall be allowed to issue stock certificates.
(Acquisition of the treasury stocks through a resolution by the Board of Directors) Article 6 The Company may acquire the treasury stocks through a resolution made by the Board of Directors pursuant to the provision of Paragraph 1 (2) of Article 211.3 of the Commercial Code.	(Acquisition of Company Shares) Article 8 In accordance with Article 165, Section 2 of the Company Law, the Company shall be allowed to obtain its own shares through a Board of Directors resolution.

Present Articles of Incorporation	Proposed Amendments
(The Number of Shares per Unit (tangen) and the Non Issuance of Shares Certificates of Less than One Unit (tangen)) Article 7 1.The number of shares per unit (tangen) of the Company shall be one hundred shares. 2.The Company shall not issue share certificates for less than one unit (tangen) (hereinafter, Fractional unit).	(The Number of Shares per Unit (tangen) and the Non Issuance of Shares Certificates of Less than One Unit (tangen)) Article 9 1.The number of shares per unit (tangen) of the Company shall be one hundred shares. 2.Regardless of the stipulation in Article7, the Company shall not issue share certificates for less than one unit (tangen) (hereinafter, Fractional unit). However, doing so is not prohibited by the Rules Concerning the Handling of Shares.
(New)	(Rights for Holders of Fractional Unit Shares) Article 10 Holders of shares in the Company less than one unit (tangen) (including beneficiary shareholders) shall only be allowed to execute the following rights. (1) Rights stipulated in Article 189, Section 2 of the Company Law (2) Right to make requests in accordance with the stipulations in Article 166, Section 1 of the Company Law. (3) Right to receive allotment of offered shares and right to receive allotment of share warrants according to the number of shares held.
(Rules Concerning the Handling of Shares) Article 8 The Classes of this Company's share certificates, registration of transfer of shares, registration of the right of pledge, representation of trust assets, non-issuance of share certificates, notification by shareholders (including beneficiary shareholders), notification of the domestic address by foreign shareholders, reissuance of share certificates, procedures for registering lost shares, purchasing of fractional units, and any other proceedings concerning share handling and relevant fees thereto and exercise of shareholders' rights through the electromagnetic means shall be governed by Share Handling Regulations established by resolution of the Board of Directors.	(Rules Concerning the Handling of Shares) Article 11 The handling of shares in the Company and related fees shall be determined by the relevant laws, the Articles of Incorporation and the Rules Concerning the Handling of Shares established by resolution of the Board of Directors

Present Articles of Incorporation	Proposed Amendments
(Transfer Agent) Article 9 1.The Company shall appoint a transfer agent for the transfer of shares. 2.The transfer agent and its business office shall be determined by resolution of the Board of Directors and shall be announced by public notice. 3.The shareholders' list (including beneficiary shareholders) and the registration list of lost shares shall be kept in the business office of the transfer agent, and the Company shall require the transfer agent to handle all proceedings of registration of transfer of shares, registration of the right of pledge, representation of trust assets or their deletion, non-issuance of share certificates, issuance of share certificates, procedures for registering lost shares, reissuance of share certificates, purchasing of fractional units and acceptance of notifications and other stock-related matters.	(Administrator of Shareholders' Registry) Article 12 1.The Company shall appoint a Administrator of the Shareholders' Registry for the transfer of shares. 2.The Administrator of the Shareholders' Registry and its business office shall be determined by resolution of the Board of Directors and announced by public notice. 3.The establishment and maintenance of the Shareholders' Registry (including beneficiary shareholders), share warrants registry and lost shares registry shall not be handled by the Company, but shall be entrusted to the Administrator of the Shareholders' Registry.
(Base Date) Article 10 1.With respect to the exercise of rights at the Ordinary General Shareholder's Meeting, the shareholders who are noted or recorded in the final shareholder' list as of March 31 shall be entitled to vote. 2.In addition, the Company may set a base date with public notice beforehand.	(Deleted)
Chapter 3 General Shareholder's Meeting	**Chapter 3 General Shareholder's Meeting**
(Ordinary and Extraordinary General Meeting) Article 11 The Ordinary General Shareholder's Meeting shall be held in June each year. A Extraordinary General Shareholder's Meeting may be held at any time deemed necessary.	(Convening General Shareholders' Meetings) Article 13 Ordinary general shareholders' meetings are held every year in June and extraordinary general shareholders' meetings are held whenever necessary.
(New)	(Base Date for Ordinary General Shareholders' Meeting) Article 14 The base date for being eligible for voting rights at the ordinary general shareholders' meeting is March 31 of each year.

Present Articles of Incorporation	Proposed Amendments
(Convener) Article 12 1. Unless otherwise provided by law and ordinance, the President shall convene any General Shareholder's Meetings pursuant to resolution of the Board of Directors and shall act as chairman of the meetings. 2. (Omitted)	(Meeting Convener and Chairman) Article 15 1. The President shall convene the General Shareholders' Meetings and shall act as the chairman. 2. (Unchanged)
(Exercise of Voting Rights by Proxy) Article 13 The shareholder may exercise his/her voting right at any Shareholders General Meeting through a proxy, who shall be another shareholder having the voting right of the Company. In this case a document certifying the authority to vote as proxy for another shareholder must be submitted by the shareholder or proxy to this Company prior to each General Meeting. (New)	(Exercising Voting Rights by Proxy) Article 16 1. A shareholder may exercise his/her voting rights through a proxy, who shall be one (1) shareholder in the company. 2. In this case a document certifying the authority to vote as a proxy for another shareholder must be submitted by the shareholder or proxy to the Company prior to each general shareholders' meeting.
(Method of Resolution) Article 14 1. Unless otherwise provided by law and ordinance or these Articles of Incorporation, resolutions at General Shareholder's Meetings shall be adopted by a majority of the votes of the shareholders present. 2. Pursuant to the regulations set forth in Article 343 of the Commercial Code, special resolutions shall be adopted by a two-thirds or greater vote of shareholders with voting rights, provided that one-third of more of the total shareholders with voting rights are in attendance.	(Methods for Making Resolutions) Article 17 1. Unless otherwise provided by law and ordinance or these Articles of Incorporation, resolutions at General Shareholders' Meeting shall be adopted based on a majority vote of the shareholders with voting rights present at the meeting. 2. Pursuant to the regulations set forth in Article 309, Section 2 of the Company Law, special resolutions shall be adopted by a two-thirds or greater vote of shareholders with voting rights, provided that one-third of more of the total shareholders with voting rights are in attendance.
(Minutes) Article 15 The proceedings at each Shareholder's Meeting shall be recorded in the minutes, which shall bear the name and seal of the Chairman and the Directors present and shall be kept at the principal office for ten (10) years, and a certified copy thereof to be kept at each branch office of the Company for five (5) years.	(Minutes) Article 18 The main points and results of the proceedings of the General Shareholders' Meeting, as well as any items determined by other decrees, shall be recorded in the minutes.

Present Articles of Incorporation	Proposed Amendments
(New)	(Provision of Shareholders' Meeting Reference Materials on Internet) Article 19 When convening a General Shareholders' Meeting, the Company shall use the Internet to provide shareholders with information regarding those items that must be contained in the General Shareholders' Meeting documents, business reports, account statements and consolidated account statements in accordance with the relevant Ministry of Justice ordinance.
Chapter 4 Directors and Board of Directors	**Chapter 4 Directors and Board of Directors**
(Number of Directors and Their Election) Article 16 1.The number of Directors shall not exceed thirty (30). All the Directors shall be elected at the General Shareholder's Meeting. 2.For the election of Directors, the shareholders holding one-third(1/3) or more of the shares of the total number of voting rights shall be present, and resolution shall be adopted by a majority of the votes of shareholders present. 3. (Omitted)	(Number of Directors and Their Elections) Article 20 1.The number of Directors shall not exceed fifteen (15). All the Directors shall be elected at the General Shareholders' Meeting. 2.Directors shall be selected by a majority vote of shareholders with voting rights, provided that at least one-third of the total shareholders with voting rights are in attendance. 3. (Unchanged)
(Senior Directors and Representative Directors) Article 17 1.The Board of Directors may select one (1) Chairman of the Board, one (1) President and one (1) or more Vice Presidents, Senior Managing Directors, Managing Directors. 2.In accordance with the resolutions of the Board of Directors, the President shall execute the business of the Company and represent the Company. 3.The Board of Directors may appoint one (1) or more additional Representative Directors from among the said Senior Directors.	(Representative Directors and Senior Directors) Article 21 1.Representative Directors shall be selected by a Board of Directors resolution. 2.The Board of Directors may select one (1) Chairman of the Board, one (1) President and one (1) or more Vice Presidents, Senior Managing Directors and Managing Directors. 3.(Deleted)
(Term of Office) Article 18 The term of office of Directors shall expire at the close of the Ordinary General Shareholders' Meeting held for the last closing of accounts within one (1) year after their assumption of office.	(Term of Office) Article 22 The term of office for Directors shall expire at the close of the Ordinary General Shareholders' Meeting for the end of the business year that falls within one year after the selection of the director.

Present Articles of Incorporation	Proposed Amendments
(Remuneration and Retirement Allowance) Article 19 The remuneration and retirement allowance of Directors shall be determined by the General Shareholder's Meeting.	(Remuneration) Article 23 Remuneration for directors, which consists of bonuses and other benefits from the Company in consideration of the execution of their duties (hereinafter referred to as "remuneration"), shall be determined by the General Shareholders' Meeting.
(Authority) Article 20 The Board of Directors shall consist of the Directors of the Company, shall make resolutions concerning the execution of business, and shall supervise the performance by Directors of their duties.	(Deleted)
(Convener of Meetings) Article 21 1.The Company president shall convene the Board Meetings and serve as the chairman, except when some other arrangement is made by a special decree. 2. (Omitted)	(Convener and Chairman of Board of Directors' Meetings) Article 24 1.The Company president shall convene the Board Meetings and serve as the chairman, except when some other arrangement is made by a special decree. 2. (Unchanged)
(Notice of Meeting) Article 22 A notice of Meeting of the Board of Directors shall be sent to each Director and Auditor three (3) days prior to the date of such Meeting, provided, however, that the period may be shortened in case of emergency and where a notice is given by an appropriate method. (New)	(Notification for Board of Directors' Meeting) Article 25 1.A notice of a Board of Directors' Meetings shall be sent to each Director and Auditor at least three (3) days before the meeting, except in cases when the date of the meeting was already established beforehand. However, this period can be even shorter when there is an urgent need to conduct a meeting. 2. Board of Directors' Meetings can be held without following the convening procedures, provided there is agreement to do so among all of the directors and auditors.
(Voting) Article 23 Resolutions of Meetings of the Board of Directors shall be adopted by a majority of the votes at a Meeting at which a majority of the Directors in office is present. (New)	(Voting by Board of Directors) Article 26 1.Resolutions of Meetings of the Board of Directors shall be adopted by a majority of the votes when a majority of the directors that can participate in the decision-making process are present. 2. Items addressed by Board of Directors' resolutions are deemed to be resolved as board resolutions provided that the stipulations in Article 370 of the Company Law are satisfied.

Present Articles of Incorporation	Proposed Amendments
(Minutes) Article 24 The proceedings at each Meeting of the Board of Directors shall be recorded in the minutes, which shall bear the names and seal of the Directors and Auditors present and shall be kept at the principal office for ten (10) years.	(Board of Directors' Meetings Minutes) Article 27 The main points and results of each Board of Directors' Meeting, along with any items stipulated by law, shall be recorded in the minutes, which shall bear the seal and electronic signature of each Director and Auditor present.
(New)	(Agreement on Limitations for the Liability of Outside Directors) Article 28 In accordance with Article 427, Section 1 of the Company Law, the Company may enter into agreements with Outside Directors to limit their liability for damages caused by negligence in executing their duties. However, the liabilities for damages based on this contract will be the amount stipulated by law.
(Adviser or Senior Adviser) Article 25 (Omitted)	(Advisors and Senior Advisors) Article 29 (Unchanged)
Chapter 5 Auditors and the Board of Auditors	**Chapter 5 Auditors and the Board of Auditors**
(Number of Auditors and Their Election) Article 26 (Omitted) 2. For the election of Auditors, the shareholders holding one-third (1/3) or more of the shares of the total number of voting rights shall be present, and resolution shall be adopted by a majority of the votes of shareholders present.	(Number of Auditors and Their Election) Article 30 1. (Unchanged) 2. Auditors shall be selected by a majority vote of shareholders with voting rights, provided that at least one-third of the total shareholders with voting rights are in attendance.
(Standing Auditors) Article 27 Auditors shall, by mutual agreement, designate a standing Auditor from among themselves.	(Standing Auditors) Article 31 Standing auditors shall be selected through a resolution by the Board of Auditors.
(Term of Office) Article 28 The term of office of Auditors shall expire at the close of the Ordinary General Shareholder's Meeting held for the last closing of accounts within four (4) years after their assumption of office.	(Term of Office) Article 32 The term of office for Auditors shall expire at the close of the Ordinary General Shareholders' Meeting for the end of the business year that falls within four (4) years after the selection of the auditor.
(Remuneration and Retirement Allowance) Article 29 The remuneration and retirement allowance of Auditors shall be determined by the General Shareholder's Meeting.	(Remuneration) Article 33 Remuneration for auditors shall be determined by the General Shareholders' Meeting.

Present Articles of Incorporation	Proposed Amendments
(Authority) Article 30 The Board of Auditors shall consist of the Auditors of the Company, shall make resolutions concerning the audit policy, the investigating method to check the business status as well as the financial situation of the Company and set other rules on how to conduct the Auditors jobs. However, the Board of Auditors shall not be prohibited from executing the authorization of Auditors.	(Deleted)
(Convener of Meeting and Notice of Meeting) Article 31 1.The Meetings of the Board of Auditors shall be convened by each Auditor. 2.A notice of a Meeting of the Board of Auditors shall be sent to each Auditor three (3) days prior to the date of such meeting, provided, however, that the period may be shortened in case of emergency and where a notice is given by an appropriate method. (New)	(Notification for Board of Auditors' Meetings) Article 34 (Deleted) 1.A notice of a Board of Auditors' Meetings shall be sent to each Auditor at least three (3) days before the meeting, except in cases when the date of the meeting was already established beforehand. However, this period can be even shorter when there is an urgent need to conduct a meeting. 2. Board of Auditors' Meetings can be held without following the convening procedures, provided there is agreement to do so among all of the auditors.
(Voting) Article 32 Unless otherwise provided by law, and ordinance resolutions of meetings of the Board of Auditors shall be adopted by a majority of the votes of the Auditors.	(Voting by Board of Auditors) Article 35 Board of Auditors' resolutions shall be adopted by a majority vote, except for cases where this is prohibited by law.
(Minutes) Article 33 The proceedings at each meeting of the Board of Auditors shall be recorded in the minutes, which shall bear the names and seal of the Auditors present and shall be kept at the principal office for ten (10) years.	(Board of Auditors' Meetings Minutes) Article 36 The main points and results of each Board of Auditors' Meeting, along with any items stipulated by law, shall be recorded in the minutes, which shall bear the seal and electronic signature of each Auditor present.

Present Articles of Incorporation	Proposed Amendments
(New)	<u>(Agreement on Limitations for the Liability of Outside Auditors)</u> Article <u>37</u> <u>In accordance with Article 427, Section 1 of the Company Law, the Company may enter into agreements with Outside Auditors to limit their liability for damages caused by negligence in executing their duties. However, the liabilities for damages based on this contract will be the amount stipulated by law</u>.
(New)	**Chapter 6 Accounting Auditor**
(New)	<u>(Election Methods)</u> Article <u>38</u> <u>Accounting auditor shall be elected by the General Shareholders' Meeting.</u>
(New)	<u>(Term of Office)</u> Article <u>39</u> 1.The term of office for Accounting Auditor shall expire at the close of the Ordinary General Shareholders' Meeting <u>for the end of the business year that falls within one (1) year after the selection of the accounting auditor</u>. 2.<u>However, the Accounting Auditor is deemed to be reappointed at the above Ordinary General Shareholders' Meeting provided that there is no resolution to the contrary.</u>
Chapter 6 Accounting	**Chapter 7 Accounting**
(Business Term) Article <u>34</u> The business term of this Company shall commence on April 1 of every year and end on March 31 of the following year, and <u>the closing date of account term shall be made for the year ending</u> on March 31.	<u>(Business Year)</u> Article <u>40</u> The business year for the company is the <u>one year period</u> from April 1 to March 31 of the following year.
<u>(Dividends)</u> Article <u>35</u> <u>Dividends shall be paid to those shareholders or registered pledgees noted or recorded in the shareholders' list as of the closing date of each accounting term</u>. (New)	<u>(Base Date for Dividend)</u> Article <u>41</u> 1.<u>The base date for the Company's year-end dividend is March 31 of every year.</u> 2.<u>Different base dates can be established for the payment of other dividends from surplus funds.</u>

Present Articles of Incorporation	Proposed Amendments
(Interim Dividends) Article 36 The Company may, by resolution of the Board of Directors, distribute money under Section 293-5 of the Commercial Code (called as "interim dividends") to those shareholders or registered pledgees noted or recorded in the final shareholders' list as of September 30 each year.	(Interim Dividends) Article 42 Based on a resolution by the Board of Directors, the company may distribute an interim dividend with a base date of September 30 each year.
(Rejection of Dividend Payment) Article 37 1.The Company shall be exempted from liability for paying dividends and interim dividends, if and when said dividends remain unclaimed after three (3) years have elapsed from the date on which such dividends were declared and became due and payable. 2.No interest shall be paid on unclaimed dividends and interim dividends.	(Rejection of Dividend Payment) Article 43 1.The Company shall be exempted from liability for paying dividends and interim dividends, if and When the dividend is paid in the form of cash and the shareholder does not take possession of the payment within three (3) years from the start of the payment period. 2. (Deleted)
(Supplementary Regulations) Notwithstanding the provision of Article 18, the term of office for the directors who were appointed at the 180th Ordinary General Shareholders' Meeting held on June 25, 2004 shall expire at the close of the Ordinary General Shareholders' Meeting to be held in 2006.	(Deleted)